ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Year ended December 31, 2022

ALAMOS GOLD INC.
For the Year ended December 31, 2022

2022 Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”), dated February 22, 2023, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2022 and December 31, 2021 and notes thereto. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 52.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified North American production from the Young-Davidson and Island Gold mines in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. In addition, Alamos has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.
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2022 Management’s Discussion and Analysis
Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Financial Results (in millions)
Operating revenues	$231.9	$203.1	$821.2	$823.6
Cost of sales (1)	$153.4	$138.4	$608.9	$534.1
Earnings from operations	$61.6	$49.8	$111.5	$14.9
Earnings before income taxes	$52.6	$43.6	$102.4	$2.3
Net earnings (loss)	$40.6	$29.5	$37.1	($66.7)
Adjusted net earnings (2)	$33.7	$36.7	$107.9	$162.1
Earnings before interest, depreciation and amortization (2)	$100.4	$88.0	$351.7	$402.0
Cash provided by operations before working capital and taxes paid(2)	$109.3	$91.8	$361.6	$410.9
Cash provided by operating activities	$102.3	$88.1	$298.5	$356.5
Capital expenditures (sustaining) (2)	$26.5	$32.2	$95.2	$113.4
Capital expenditures (growth) (2) (3) (5)	$50.2	$51.2	$191.9	$218.0
Capital expenditures (capitalized exploration) (4)	$8.1	$8.2	$26.6	$27.0
Free cash flow (2)	$17.5	($3.5)	($15.2)	($1.9)
Operating Results
Gold production (ounces)	134,200	112,500	460,400	457,200
Gold sales (ounces)	133,164	112,966	456,574	457,517
Per Ounce Data
Average realized gold price	$1,741	$1,798	$1,799	$1,800
Average spot gold price (London PM Fix)	$1,726	$1,795	$1,800	$1,799
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,152	$1,225	$1,334	$1,167
Total cash costs per ounce of gold sold (2)	$810	$843	$884	$794
All-in sustaining costs per ounce of gold sold (2)	$1,138	$1,237	$1,204	$1,135
Share Data
Earnings (loss) per share, basic and diluted	$0.10	$0.08	$0.09	($0.17)
Adjusted earnings per share, basic and diluted (2)	$0.09	$0.09	$0.28	$0.41
Weighted average common shares outstanding (basic) (000’s)	393,034	392,333	392,172	392,649
Financial Position (in millions)
Cash and cash equivalents (6)			$129.8	$172.5
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense. For the year ended December 31, 2022, cost of sales includes a $33.9 million non-cash inventory net realizable value adjustment, at the Mulatos District.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites.
(4)Includes capitalized exploration at Island Gold, Young-Davidson and Mulatos District.
(5)Includes capital advances of nil for the three and twelve months ended December 31, 2022 (nil and $9.8 million for the three and twelve months ended December 31, 2021).
(6)Comparative cash and cash equivalents balance as at December 31, 2021.

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2022 Management’s Discussion and Analysis

	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Gold production (ounces)
Young-Davidson	44,600	51,900	192,200	195,000
Island Gold	40,500	37,500	133,700	140,900
Mulatos District(7)	49,100	23,100	134,500	121,300
Gold sales (ounces)
Young-Davidson	44,781	53,006	192,186	194,937
Island Gold	39,145	38,101	130,652	139,946
Mulatos District	49,238	21,859	133,736	122,634
Cost of sales (in millions)(1)
Young-Davidson	$62.2	$62.6	$250.5	$244.4
Island Gold	$35.2	$33.1	$120.4	$112.3
Mulatos District	$56.0	$42.7	$238.0	$177.4
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,389	$1,181	$1,303	$1,254
Island Gold	$899	$869	$922	$802
Mulatos District(1)	$1,137	$1,953	$1,780	$1,447
Total cash costs per ounce of gold sold (2)
Young-Davidson	$942	$775	$878	$846
Island Gold	$605	$575	$637	$529
Mulatos District	$851	$1,473	$1,134	$1,013
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$1,284	$1,017	$1,133	$1,072
Island Gold	$863	$871	$918	$863
Mulatos District	$922	$1,899	$1,241	$1,240
Capital expenditures (sustaining, growth, capitalized exploration and capital advances) (in millions)(2)
Young-Davidson (4)	$20.6	$24.8	$71.5	$88.6
Island Gold (5)	$53.9	$27.4	$157.3	$120.0
Mulatos District (6)	$5.5	$34.2	$62.7	$128.3
Other	$4.8	$5.2	$22.2	$21.5
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense. For the year ended December 31, 2022, cost of sales includes a $33.9 million non-cash inventory net realizable value adjustment, at the Mulatos District.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson of $1.5 million and $5.0 million for the three and twelve months ended December 31, 2022 ($2.7 million and $6.5 million for the three and twelve months ended December 31, 2021).
(5)Includes capitalized exploration at Island Gold of $4.9 million and $18.8 million for the three and twelve months ended December 31, 2022 ($5.2 million and $18.8 million for the three and twelve months ended December 31, 2021). Island Gold capital expenditures in 2021 exclude an NPI royalty repurchased for $15.7 million.
(6)Includes capitalized exploration at Mulatos District of $1.7 million and $2.8 million for the three and twelve months ended December 31, 2022 ($0.3 and $1.7 million for the three and twelve months ended December 31, 2021).
(7)The Mulatos District includes both the Mulatos pit, as well as La Yaqui Grande.
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2022 Management’s Discussion and Analysis
2022 Highlights

Fourth Quarter 2022
•Record quarterly production of 134,200 ounces of gold, a 9% increase from the third quarter, driven by strong performances at all operations including a significant increase in production from the Mulatos District. Full year production was in-line with the mid-point of guidance
•Mulatos District production increased 15% from the third quarter to total 49,100 ounces, at substantially lower costs driving mine-site free cash flow1 of $28.8 million. This reflected the ramp up of low-cost production at La Yaqui Grande
•Island Gold had its strongest quarter of 2022, producing 40,500 ounces while continuing to make substantial progress on the Phase 3+ Expansion including completing the pre-sink of the shaft
•Young-Davidson continued to be a consistent performer, producing 44,600 ounces and generating mine-site free cash flow1 of $24.0 million
•Sold 133,164 ounces of gold at an average realized price of $1,741 per ounce, for record revenues of $231.9 million. The average realized gold price was $15 per ounce above the London PM fix for the quarter
•Total cash costs1 of $810 per ounce, and all-in sustaining costs ("AISC"1) of $1,138 per ounce were the lowest of the year, and below annual guidance, reflecting low-cost production growth at La Yaqui Grande, and the weaker Canadian dollar. Full year total cash costs and AISC were both below the mid-point of annual guidance, a solid performance given industry-wide inflationary pressures
•Realized adjusted net earnings1 for the quarter of $33.7 million, or $0.09 per share1. Adjusted net earnings includes adjustments for net unrealized foreign exchange gains recorded within both deferred taxes and foreign exchange of $12.0 million, partially offset by other losses totaling $5.1 million
•Reported net earnings of $40.6 million
•Generated cash flow from operating activities of $102.3 million ($109.3 million, or $0.28 per share, before changes in working capital1), the highest quarterly cash flow generated in the past two years
•Free cash flow1 increased to $17.5 million driven by strong operating results. The Company expects to continue generating strong free cash flow over the next several years while funding the Phase 3+ Expansion at Island Gold
•Paid a quarterly dividend of $9.9 million, or $0.025 per share (annualized rate of $0.10)
•Cash and cash equivalents increased to $129.8 million at the end of the year, along with equity securities of $18.6 million, and the Company remains debt-free
•Provided exploration updates at Island Gold and Puerto Del Aire (Mulatos), extending high-grade gold mineralization beyond existing Mineral Reserves and Resources at both deposits
•Announced the sale of non-core royalties, including a silver stream on the Esperanza Project in Mexico, for proceeds of $5 million. The sale is expected to close by the end of February, 2023

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2022 Management’s Discussion and Analysis
Full Year 2022
•Produced 460,400 ounces of gold, achieving the mid-point of annual guidance. All three operations performed well, meeting their respective production guidance
•Young-Davidson produced 192,200 ounces, driving record mine-site free cash flow1 of $101.3 million
•Island Gold produced 133,700 ounces, while self funding $102.0 million of growth capital with the ramp up of construction activities on the Phase 3+ Expansion
•Mulatos produced 134,500 ounces, with a substantial improvement in second half production and costs following the completion of construction at La Yaqui Grande
•Sold 456,574 ounces of gold at an average realized price of $1,799 per ounce for revenues of $821.2 million
•Total cash costs1 of $884 per ounce, AISC1 of $1,204 per ounce, and cost of sales of $1,334 per ounce were in line with annual guidance
•Realized adjusted net earnings1 for the year of $107.9 million, or $0.28 per share1. Adjusted net earnings includes adjustments for a non-cash after tax inventory net realizable value adjustment at Mulatos of $22.4 million, a non-cash, after tax impairment charge of $26.7 million triggered by the sale of the Esperanza Project, a net unrealized foreign exchange loss recorded within both deferred taxes and foreign exchange of $17.7 million, and other losses totaling $4.0 million
•Reported net earnings of $37.1 million, or $0.09 per share
•Cash flow from operating activities of $298.5 million (including $361.6 million, or $0.92 per share before changes in working capital1)
•Returned $47.3 million to shareholders, including $39.2 million paid in dividends and $8.2 million of shares repurchased under the Company's Normal Course Issuer Bid ("NCIB") at a price of $7.41 per share
•Issued three-year guidance on January 12, 2023, which included increased production guidance for 2023 and 2024. Production is expected to increase 9% in 2023 at declining costs, with an 17% decrease in AISC expected by 2025. This is expected to drive strong free cash flow over the next three years while continuing to fund the Phase 3+ Expansion
•Reported year-end 2022 Mineral Reserves of 10.5 million ounces of gold, a 2% increase from the end of 2021 having more than replaced mining depletion for the fourth consecutive year. Mineral Reserve grades also increased 3% driven by higher grade additions at Island Gold and Mulatos. Additionally, Measured and Indicated Mineral Resources increased 14% to 3.9 million ounces and Inferred Mineral Resources increased 2% to 7.1 million ounces

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
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2022 Management’s Discussion and Analysis
Environment, Social and Governance Summary Performance

Health and Safety
•Total recordable injury frequency rate1("TRIFR") of 1.26, a 39% decrease from the third quarter of 2022
•Lost time injury frequency rate1 ("LTIFR") of 0.09, an increase from zero in the third quarter of 2022; one fatal accident occurred at the Young-Davidson mine during the quarter, as discussed below
•Full-year TRIFR of 1.59 and LTIFR of 0.06, a decline of 22% and 71%, respectively from 2021

On the afternoon of November 29th, employees, family and friends were shocked and deeply saddened by the loss of a colleague in a fatal accident. The tragic accident involved a piece of mobile equipment underground at the Young-Davidson mine. The Company has cooperated fully with all investigative authorities.

Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.

Environment

•Zero significant environmental incidents in the fourth quarter of 2022 and for the full year
•Island Gold received additional construction permits for the mill expansion and shaft site storage areas
•Young Davidson submitted a Closure Plan Amendment to the Ministry of Mines
•Fish habitat compensation projects were completed at Young-Davidson as part of the mine’s commitments for the newly constructed tailings facility
•Continued to advance federal and provincial permitting at the Lynn Lake Gold project

One reportable spill occurred during the fourth quarter at Young-Davidson when a vendor’s compressed natural gas ("CNG") trailer malfunctioned, causing the release of some of its contents. The incident was immediately reported to local authorities and is being investigated by the vendor to determine the cause of the release. There were no injuries reported in relation to the incident and there was no impact to air intake fans feeding underground operations. The Company is committed to preserving the long-term health and viability of the natural environment that surround its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.

Community

Ongoing donations, medical support and infrastructure investments being provided to local communities, including:

•Community road repairs and maintenance following heavy rainfall in the quarter at Mulatos
•Donation to, and partnership with, the Lady Dunn Health Centre’s Wish Campaign to support healthcare initiatives for the Wawa and regional community
•Health consultations at the Matarachi community clinic (dentistry, pediatrics, vaccinations, and general consultations) and campaigns in support of Breast Cancer Awareness Month
•Cultural and artistic programs, and community celebrations at Matarachi for Day of the Dead and Christmas
•Scholarship payments for students in Matarachi and Sahuaripa, and sponsorship of the Young Mining Professionals Scholarship Fund

Alamos believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.

Governance and Disclosure

•Finalized six sustainability standards during the quarter and 34 to-date as part of Alamos’ Sustainability Performance Management Framework that addresses governance, health & safety, security, environment, and community relations management
•Top 35% ranking in 2022 Globe and Mail Board Games, a ranking of Canada’s corporate boards
•Received an ‘A’ ESG rating within Alamos’ most recent MSCI ESG Ratings Report
•Received a ‘Medium’ ESG Risk Rating from Sustainalytics, positioning Alamos in the top 22nd percentile of its industry
•Received a ‘B-’ climate change score from the Carbon Disclosure Project, ahead of the industry ‘C’ average

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2022 Management’s Discussion and Analysis
Alamos maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter, the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.
2022 Business Developments

2022 Year-End Mineral Reserve and Resource Update
On February 21, 2023, the Company reported its updated Mineral Reserves and Resources as of December 31, 2022. Highlights include the following
•Global Proven and Probable Mineral Reserves increased 2% to 10.5 million ounces of gold (200 million tonnes (“mt”) grading 1.63 grams per tonne of gold (“g/t Au”)), with grades increasing 3%, reflecting higher grade additions at Island Gold and Mulatos. Mineral Reserve additions more than replaced depletion at a rate of 133%.
◦Island Gold’s Mineral Reserves increased 9% to 1.5 million ounces (4.2 mt grading 10.78 g/t Au) with grades increasing 6%
◦Mulatos’ Mineral Reserves increased 9% to 1.7 million ounces (26.7 mt grading 1.95 g/t Au) with a 19% increase in grades reflecting the addition of higher-grade underground Mineral Reserves at Puerto Del Aire (“PDA”)
•Island Gold’s Mineral Reserves and Resources increased 4%, net of depletion, to now total 5.3 million ounces. This represents a 187% increase from the 1.8 million ounces at the time of acquisition in 2017, net of 796,000 ounces of mining depletion
•PDA Mineral Reserves and Resources increased 71% to total 1.0 million ounces. This included a 70% increase in Mineral Reserves to 728,000 ounces (4.7 mt grading 4.84 g/t Au) with grades increasing 4% to 4.84 g/t Au. A new development plan incorporating the larger Mineral Reserve is expected to be completed in the second half of 2023
•Global Measured and Indicated Mineral Resources increased 14% to 3.9 million ounces of gold (104 mt grading 1.17 g/t Au), driven by additions at all operations and an initial Mineral Resource at the Golden Arrow project that is expected to provide supplemental ore feed to the mill at Young-Davidson
•Global Inferred Mineral Resources increased 2% to 7.1 million ounces of gold (126 mt grading 1.75 g/t Au), reflecting increases at Island Gold and Golden Arrow
Phase 3+ Expansion Study - Island Gold
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada. The P3+ Expansion Study was an update to the Phase 3 Study ("P3 2000 Study") released on July 14, 2020.
The P3+ Expansion Study was updated to reflect the current costing environment, as well as incorporate the significant growth in high-grade Mineral Reserves and Resources into an optimized mine plan. The P3+ Expansion Study outlines a larger, more profitable, and valuable operation than what was included in the P3 2000 Study.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, and an expansion of the mill. This infrastructure was all incorporated into the P3 2000 Study with several scope changes to accommodate the 20% increase in production rates to 2,400 tpd including a larger mill expansion and paste plant, as well as accelerated development to support the higher mining rates. The Phase 3+ Expansion also includes 30% more development over the mine life to accommodate the 43% larger mineable resource.
The expansion is expected to more than double gold production to average 287,000 ounces per year at industry low mine-site all-in sustaining costs of $576 per ounce starting in 2026 upon completion of the shaft.
Completion of Construction and Initial Production at La Yaqui Grande
On June 20, 2022, the Company announced initial gold production from the La Yaqui Grande mine, following the completion of construction, ahead of schedule. Total construction capital for La Yaqui Grande was $161 million and included the pre-stripping of
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2022 Management’s Discussion and Analysis
33 million tonnes of waste rock, as well as a new three-stage crushing circuit, independent leach pad and process ponds, a new camp and new ancillary buildings.
Since the completion of construction, La Yaqui Grande produced 67,600 ounces at total cash costs of $520 per ounce and is expected to continue to drive down total cash costs at the Mulatos district in 2023 and beyond.
Sale of the Esperanza Gold Project
On February 28, 2022, the Company entered into a binding agreement to sell its non-core Esperanza Gold Project (“Esperanza”) located in Morelos State, Mexico to Zacatecas Silver Corp. (“Zacatecas Silver”) for total consideration of up to $60 million (the “Transaction”). The Transaction comprised the following:

•$21 million of total consideration on closing, including:
▪$5 million in cash;
▪$10 million of Zacatecas Silver shares (12.14 million common shares at a price of C$1.05); and
▪A silver metal stream in which Alamos is entitled to receive 20% of the silver produced from Esperanza at a cash price of 20% of the prevailing spot silver price, subject to a maximum of 500,000 ounces of silver delivered to Alamos.
•$39 million of additional consideration upon the completion of the following milestones (“Contingent Payments”):
•$5 million within 60 days following Zacatecas Silver receiving approval of the Environmental Impact Assessment Report for Esperanza;
◦$14 million within 60 days of the earlier of (i) completion of a feasibility study on Esperanza, or (ii) Zacatecas Silver announcing a construction decision on Esperanza; and
◦$20 million within 180 days of commencement of commercial production from Esperanza.

The Transaction closed on April 12, 2022. In December 2022, the Company announced the sale of a portfolio of non-core royalties, including the silver stream on the Esperanza Project, for $5 million.

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2022 Management’s Discussion and Analysis
Outlook and Strategy

2023 Guidance
	Young-Davidson	Island Gold	Mulatos	Lynn Lake	Total
Gold production (000’s ounces)	185 - 200	120 - 135	175 - 185		480 - 520
Cost of sales, including amortization (in millions)(3)					$625
Cost of sales, including amortization ($ per ounce)(3)					$1,250
Total cash costs ($ per ounce)(1)	$900 - $950	$600 - $650	$900 - $950	—	$825- $875
All-in sustaining costs ($ per ounce)(1)					$1,125 - $1,175
Mine-site all-in sustaining costs ($ per ounce)(1)(2)	$1,175 - $1,225	$950 - $1,000	$950 - $1,000	—
Capital expenditures (in millions)
Sustaining capital(1)	$50 - $55	$45 - $50	$10	—	$105 - $115
Growth capital(1)	$5 - $10	$165 - $185	$5 - $10	$12	$187 - $217
Total Sustaining and Growth Capital(1)	$55 - $65	$210 - $235	$15 - $20	$12	$292 - $332
Capitalized exploration(1)	$5	$11	$4	$5	$25
Total capital expenditures and capitalized exploration(1)	$60 - $70	$221 - $246	$19 - $24	$17	$317 - $357
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(3)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that can support growing returns to all stakeholders over the long-term through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
The Company had a successful 2022, continuing to deliver on its long-term objectives including strong operational execution at all its operations. Full year production was in-line with guidance and total cash costs and AISC were below the mid-point of guidance, a solid performance given industry-wide inflationary pressures. This included a strong finish to the year with record quarterly production and sales in the fourth quarter of 2022 at the lowest costs of the year, driving strong free cash flow growth. Mulatos was a significant contributor to this growth with the ramp up of low cost production at La Yaqui Grande, as was Young-Davidson which generated over $100 million of mine-site free cash flow for the second consecutive year.
In addition, the Company delivered on several key catalysts in 2022 which have solidified its strong outlook. This included completing construction at La Yaqui Grande mid-year, and announcing the Phase 3+ Expansion of Island Gold, which will create a larger, more profitable and valuable operation. At Island Gold, the Phase 3+ Expansion is advancing well, while the strong operational performance continued to self-fund the ramp up in construction activities.
The Company continues to add value through successful exploration programs at its operating mines. This included more than replacing mining depletion to drive a 2% increase in Global Mineral Reserves to 10.5 million ounces (200 mt grading 1.63 g/t Au) and 3% increase in grades. This was driven by higher-grade additions at Island Gold and Puerto Del Aire ("PDA") in the Mulatos District. Island Gold continues to grow with Mineral Reserves increasing 9% to 1.5 million ounces, at 6% higher grades. PDA's Mineral Reserves increased 70% to 728,000 ounces with grades also increasing 4%. With both deposits open in multiple directions, and significant exploration programs planned at both operations, there is excellent potential for this growth to continue.
The Company provided three-year production and operating guidance in January 2023, which outlined higher production at significantly lower costs over the next three years. Refer to the Company’s January 12, 2023 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2023 guidance and three-year production, cost and capital outlook. Production is expected to increase to between 480,000 and 520,000 ounces in 2023, a 9% increase from 2022, and remain at similar levels in 2024 and 2025. Production guidance was increased from previous guidance for 2023 and 2024 with stronger production expected from Island Gold and Mulatos. Additional upside potential exists in 2025 as production guidance excludes the higher-grade PDA project in the Mulatos District. This upside is expected to be outlined in a new development plan for PDA to be completed in the second half of 2023, which will incorporate the 70% larger Mineral Reserve outlined in the recently released 2022 Mineral Reserve and Resource statement.
As outlined in the 2023 guidance, production is expected to be relatively balanced between the first and second half of 2023, with first quarter production expected to be between 120,000 and 125,000 ounces. AISC are expected to be slightly above the range of full year guidance during the first quarter and trend lower through the year. This reflects lower planned grades at Young-Davidson and higher sustaining capital at Mulatos during the first half of the year.
Total cash costs are expected to decrease 4% in 2023 to between $825 and $875 per ounce, and 21% by 2025 to between $650 and $750 per ounce, driven by low-cost production growth from La Yaqui Grande and Island Gold. A further improvement in costs
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2022 Management’s Discussion and Analysis
is expected in 2026 following the completion of the Phase 3+ Expansion. Similarly, AISC are expected to decrease 4% in 2023 and 17% by 2025 to between $950 and $1,050 per ounce.
Capital spending is expected to be consistent with 2022, with approximately 55% of full year capital expected to be spent during the first half of the year. Capital spending and costs are expected to decline in the second half of the year, which is anticipated to drive stronger free cash flow.
Gold production from Young-Davidson in 2023 is expected to be consistent with 2022, reflecting similar grades and mining and processing rates. Total cash costs and mine-site AISC are expected to increase slightly from 2022 levels, primarily reflecting industry-wide cost inflation. Costs are expected to remain at similar levels over the next three years. Capital spending in 2023 (excluding exploration) is expected to range between $55 and $65 million, similar to 2022. For the second consecutive year, Young-Davidson generated over $100 million of mine-site free cash flow reflecting strong operational consistency. With a 15-year Mineral Reserve life, Young-Davidson is well positioned to generate similar free cash flow in 2023 and over the long-term.
Island Gold is expected to produce at similar levels in 2023 as in 2022 with similar grades and processing rates. As outlined in the Phase 3+ Expansion study released in June 2022, grades mined are expected to increase in 2024, driving production higher. A further increase in grades and increase in mining rates toward the latter part of 2025, is expected to drive another increase in production in 2025. Total cash costs and mine-site AISC at Island Gold are expected to increase slightly in 2023 compared to 2022, reflecting industry-wide cost inflation. Costs are expected to decrease slightly in 2024 and 2025, reflecting higher grades processed. Capital spending at Island Gold (excluding exploration) is expected to be between $210 and $235 million in 2023 as spending on the Phase 3+ Expansion ramps up, and is expected to remain at similar levels in 2024 and 2025 and then drop considerably in 2026 once the expansion is complete.
Combined gold production from the Mulatos District (including La Yaqui Grande) is expected to be between 175,000 and 185,000 ounces in 2023. This represents a 34% increase from 2022 driven by a full year of low-cost production from La Yaqui Grande. Gold production is expected to decrease to a range of 140,000 to 150,000 ounces in 2024 with La Yaqui Grande providing the majority of production and driving a further improvement in costs. Production guidance for 2025 of 110,000 to 120,000 ounces includes La Yaqui Grande only and excludes potential upside from the PDA higher-grade underground deposit. This upside is expected to be outlined in a new development plan for PDA to be completed in the second half of 2023. Total cash costs are expected to remain relatively stable through 2023 while mine-site AISC are expected to decrease in the second half of 2023 with the majority of sustaining capital to be spent during the first half of the year. Capital spending at the Mulatos District is expected to total $15 to $20 million in 2023, a considerable decrease from 2022, with La Yaqui Grande construction complete. Capital spending is expected to decrease further in 2024 and 2025 (excluding PDA development).
Capital spending on the Lynn Lake project, excluding exploration, is expected to total $12 million. The focus will be on advancing detailed engineering and permitting, as well as completing an updated Feasibility Study. The Environmental Impact Statement for Lynn Lake is expected to be approved during the first half of 2023 after which the Company expects to release an updated Feasibility Study. Additionally, $5 million has been budgeted for exploration at Lynn Lake for total spending of $17 million.
The global exploration budget for 2023 is $47 million, consistent with spending in 2022. The Mulatos District accounts for the largest portion with an increased budget at $17 million, followed by $14 million at Island Gold, $8 million at Young-Davidson and $5 million at Lynn Lake. The increased budget at Mulatos was partially offset by a lower exploration budget at Island Gold reflecting an expanded underground drilling program, which is lower cost than surface directional drilling. The exploration focus in 2023 will follow up on another successful program in 2022, with Mineral Reserves increasing for the fourth consecutive year to 10.5 million ounces of gold, and grades increasing 3%.
The Company's liquidity position remains strong, ending the quarter with $129.8 million of cash and cash equivalents, $18.6 million in equity securities, and no debt. Additionally, the Company has a $500 million undrawn credit facility, providing total liquidity of $629.8 million. As part of a balanced approach to growth and capital allocation, the current focus of growth capital is the Phase 3+ Expansion at Island Gold. With no significant capital expected to be spent on developing Lynn Lake until the Phase 3+ Expansion is well underway, the Company remains well positioned to fund this growth internally while generating strong free cash flow over the next several years. The Company expects a further increase in free cash flow in 2026 with the completion of the Phase 3+ Expansion.

                                        12

2022 Management’s Discussion and Analysis
Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 5,720 ha and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Gold production (ounces)	44,600	51,900	192,200	195,000
Gold sales (ounces)	44,781	53,006	192,186	194,937
Financial Review (in millions)
Operating Revenues	$78.1	$95.2	$347.8	$350.5
Cost of sales (1)	$62.2	$62.6	$250.5	$244.4
Earnings from operations	$15.6	$31.9	$93.0	$105.4
Cash provided by operating activities	$44.6	$55.2	$172.8	$188.9
Capital expenditures (sustaining) (2)	$15.2	$12.8	$48.8	$43.8
Capital expenditures (growth) (2)	$3.9	$9.3	$17.7	$38.3
Capital expenditures (capitalized exploration) (2)	$1.5	$2.7	$5.0	$6.5
Mine-site free cash flow (2)	$24.0	$30.4	$101.3	$100.3
Cost of sales, including amortization per ounce of gold sold (1)	$1,389	$1,181	$1,303	$1,254
Total cash costs per ounce of gold sold (2)	$942	$775	$878	$846
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,284	$1,017	$1,133	$1,072
Underground Operations
Tonnes of ore mined	661,012	758,089	2,783,831	2,879,662
Tonnes of ore mined per day	7,185	8,240	7,627	7,889
Average grade of gold (4)	2.32	2.47	2.30	2.31
Metres developed	2,731	3,116	11,664	12,367
Mill Operations
Tonnes of ore processed	697,816	723,247	2,859,608	2,883,241
Tonnes of ore processed per day	7,585	7,861	7,835	7,899
Average grade of gold (4)	2.31	2.47	2.31	2.31
Contained ounces milled	51,814	57,459	212,548	213,769
Average recovery rate	91%	91%	91%	91%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Young-Davidson produced 44,600 ounces of gold in the fourth quarter, lower than the prior year period reflecting both lower tonnes and grades processed. For the year, Young-Davidson produced 192,200 ounces achieving the mid-point of annual production guidance.
Underground mining rates were lower than the prior year period and target, averaging 7,185 tpd in the fourth quarter and 7,627 tpd for the full year. Mining rates in the quarter were impacted by unscheduled downtime for maintenance on the underground conveyor in the fourth quarter. In addition, mining activity in the quarter was paused for a number of days to investigate the tragic accident on the ramp system which resulted in a fatality in November. Underground mining rates have returned to normal levels in January, averaging more than 8,000 tpd, and are expected to remain at similar levels through the rest of the first quarter of 2023. Grades mined averaged 2.32 g/t Au in the fourth quarter and 2.30 g/t Au for the full year, both consistent with annual guidance of between 2.15 and 2.35 g/t Au.
                                        13

2022 Management’s Discussion and Analysis
Mill throughput averaged 7,585 tpd in the fourth quarter with grades processed averaging 2.31 g/t Au. Milling rates decreased from the first three quarters of 2022 reflecting additional time to complete a planned mill liner change in the fourth quarter. For the full year, milling rates averaged 7,835 tpd, consistent with the prior year. Milling rates exceeded mining rates during the quarter with underground ore mined and stockpiled in previous quarters supplementing mill feed. Mill recoveries averaged 91% in the quarter and for the year, in line with guidance and the prior year periods.
Financial Review
Fourth quarter revenues of $78.1 million were 18% lower than the prior year period reflecting less ounces sold. For the full year revenues of $347.8 million were 1% lower than the prior year, primarily driven by less ounces sold.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $62.2 million in the fourth quarter were consistent with the prior year period, due to less ounces sold offset by higher unit mining costs. Underground unit mining costs were CAD $51 per tonne in the quarter, higher than the prior year and previous quarters, primarily due to the lower mining rates experienced in the quarter, as well as inflationary cost pressures. Cost of sales of $250.5 million for the year were higher than the comparable period given higher input costs, offset by less ounces sold and a weaker Canadian dollar.
Total cash costs of $942 per ounce in the fourth quarter were 22% higher than the prior year period driven by the higher unit mining costs in the quarter and lower grades processed, partially offset by the weaker Canadian dollar. Mine-site AISC of $1,284 per ounce in the fourth quarter were 26% higher than the prior year period, consistent with the increase in total cash costs. Total cash costs of $878 and mine-site AISC of $1,133 for the full year were both higher than the comparable period but in line with annual guidance.
Capital expenditures in the quarter included $15.2 million of sustaining capital and $3.9 million of growth capital. In addition, $1.5 million was invested in capitalized exploration in the quarter. Capital expenditures, inclusive of capitalized exploration totaled $71.5 million in 2022, a 19% decrease from the prior year and in line with annual guidance.
Young-Davidson has consistently generated strong free cash flow since completion of the lower mine expansion in 2020, including mine-site free cash flow of $24.0 million in the fourth quarter of 2022 and $101.3 million for the year. This marks the second consecutive year in which the operation has generated in excess of $100 million of mine-site free cash flow. With a 15 year Mineral Reserve life, Young-Davidson is well positioned to generate similar free cash flow in 2023 and over the long-term.
                                        14

2022 Management’s Discussion and Analysis
Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located just east of the town of Dubreuilville, Ontario, Canada, 83km northeast of Wawa. Alamos holds 100% of all mining titles related to the Island Gold property, which comprises approximately 15,000 ha. The mine began production in October 2007.
Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Gold production (ounces)	40,500	37,500	133,700	140,900
Gold sales (ounces)	39,145	38,101	130,652	139,946
Financial Review (in millions)
Operating Revenues	$68.0	$68.6	$235.3	$252.0
Cost of sales (1)	$35.2	$33.1	$120.4	$112.3
Earnings from operations	$32.1	$34.0	$110.2	$135.0
Cash provided by operating activities	$39.1	$43.2	$148.1	$173.1
Capital expenditures (sustaining) (2)	$10.1	$11.2	$36.5	$46.7
Capital expenditures (growth) (2) (5)	$38.9	$11.0	$102.0	$54.5
Capital expenditures (capitalized exploration) (2)	$4.9	$5.2	$18.8	$18.8
Mine-site free cash flow (2)	($14.8)	$15.8	($9.2)	$53.1
Cost of sales, including amortization per ounce of gold sold (1)	$899	$869	$922	$802
Total cash costs per ounce of gold sold (2)	$605	$575	$637	$529
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$863	$871	$918	$863
Underground Operations
Tonnes of ore mined	101,045	109,541	420,801	438,731
Tonnes of ore mined per day ("tpd")	1,098	1,191	1,153	1,202
Average grade of gold (4)	12.13	10.98	10.03	10.27
Metres developed	2,109	1,906	7,114	7,472
Mill Operations
Tonnes of ore processed	119,924	114,689	456,592	435,297
Tonnes of ore processed per day	1,304	1,247	1,251	1,193
Average grade of gold (4)	10.70	10.51	9.64	10.35
Contained ounces milled	41,274	38,742	141,530	144,804
Average recovery rate	97%	96%	96%	96%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
(5)Includes capital advances of nil and $1.4 million for the three and twelve months ended December 31, 2022 (nil and $1.4 million for the three and twelve months ended December 31, 2021).

Island Gold produced 40,500 ounces in the fourth quarter of 2022, an 8% improvement from the prior year period reflecting higher grades mined and higher tonnes processed. For the full year, Island Gold produced 133,700 ounces, at the high end of the production guidance range.
Underground mining rates averaged 1,098 tpd in the fourth quarter, lower than planned due to reduced equipment availability. Mining rates have returned to planned levels, averaging 1,200 tpd in January 2023. Full year underground mining rates averaged 1,153 tpd, slightly below annual guidance. Grades mined averaged 12.13 g/t Au in the fourth quarter and 10.03 g/t Au for the full year, the latter towards the upper end of full year guidance.
Mill throughput averaged 1,304 tpd, 9% above annual guidance of 1,200 tpd, reflecting the processing of 5,800 tonnes of Island Gold stockpiled ore at the Young-Davidson mill. Given current permit limits at Island Gold, excess stockpiles were trucked to Young-Davidson during the second and third quarters and processed as capacity was available at the Young-Davidson mill, boosting production and cash flow. No further stockpiles were trucked to Young-Davidson during the fourth quarter with the excess stockpiles at Island Gold having now been processed by the end of the year. Mill recoveries averaged 97% in the quarter and 96% for the full year, both in line with guidance and the prior year periods.

                                        15

2022 Management’s Discussion and Analysis
Financial Review
Island Gold generated revenues of $68.0 million in the fourth quarter, consistent with the prior year period, driven by more ounces sold, offset by a lower realized gold price. For the year, revenues were $235.3 million, lower than the prior year as a result of less ounces sold.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $35.2 million in the fourth quarter were 6% higher than the prior year period, reflecting higher unit mining and processing costs and more tonnes processed, partially offset by a weaker Canadian dollar. Cost of sales of $120.4 million for the year were higher than the comparable period given similar reasons.
Total cash costs of $605 per ounce in the fourth quarter were higher than the prior year period, due to higher mining and processing costs, partially offset by higher grades processed and the weaker Canadian dollar. Mine-site AISC of $863 per ounce in the fourth quarter were lower than the prior year period due to the timing of sustaining capital expenditures. Total cash costs and mine-site AISC for the full year were both above the top end of guidance and higher than the comparable period as a result of lower grades processed, reflecting the processing of lower grade stockpiled ore at Young-Davidson which increased production and cash flow but reflect a higher cost structure.
Total capital expenditures were $53.9 million in the fourth quarter, including $4.9 million of capitalized exploration. Spending ramped up significantly on the Phase 3+ Expansion during the second half of the year, including shaft site preparation and clearing. This included the pre-sinking of the shaft which was completed down to its 42 metre final depth in November. In addition, capital spending was focused on lateral development and other surface infrastructure. For 2022, capital spending was $157.3 million, inclusive of capitalized exploration of $18.8 million, higher than the prior year period given the ramp up of construction activities on the Phase 3+ Expansion.
Island Gold generated negative mine-site free cash flow of $14.8 million in the fourth quarter and $9.2 million for the full year given higher capital spending related to the Phase 3+ Expansion. At current gold prices, Island Gold is expected to largely self-finance the Phase 3+ Expansion capital, after which the operation is expected to generate significant free cash flow from 2026 onward.

                                        16

2022 Management’s Discussion and Analysis
Mulatos District

The Mulatos District (Mulatos and La Yaqui Grande mines) is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions within the Mulatos District. The Mulatos mine achieved commercial production in 2006.
Mulatos District Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Gold production (ounces)	49,100	23,100	134,500	121,300
Gold sales (ounces)	49,238	21,859	133,736	122,634
Financial Review (in millions)
Operating Revenues	$85.8	$39.3	$238.1	$221.1
Cost of sales (1)	$56.0	$42.7	$238.0	$177.4
(Loss) earnings from operations	$28.8	($5.0)	($7.4)	$36.4
Cash (used) provided by operating activities	$34.3	($6.3)	$25.9	$32.1
Capital expenditures (sustaining) (2)	$1.2	$8.2	$9.9	$22.9
Capital expenditures (growth) (2) (7)	$2.6	$25.7	$50.0	$103.7
Capital expenditures (capitalized exploration) (2)	$1.7	$0.3	$2.8	$1.7
Mine-site free cash flow (2)	$28.8	($40.5)	($36.8)	($96.2)
Cost of sales, including amortization per ounce of gold sold (1)	$1,137	$1,953	$1,780	$1,447
Total cash costs per ounce of gold sold (2)	$851	$1,473	$1,134	$1,013
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$922	$1,899	$1,241	$1,240
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,065,739	660,576	3,666,515	3,116,492
Total waste mined - open pit (6)	756,749	2,496,896	5,994,109	9,060,201
Total tonnes mined - open pit	1,822,487	3,157,472	9,660,624	12,176,694
Waste-to-ore ratio (operating)	0.71	0.55	1.36	1.23
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,477,642	1,760,629	6,020,558	7,074,460
Average grade of gold processed (5)	0.78	0.85	0.73	0.99
Contained ounces stacked	37,262	48,133	142,227	225,551
Average recovery rate	32%	48%	47%	54%
Ore crushed per day (tonnes)	16,100	19,100	16,500	19,400
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,034,974	—	2,271,387	—
Total waste mined - open pit (6)	6,133,308	—	23,602,762	—
Total tonnes mined - open pit	7,168,282	—	25,874,149	—
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,020,449	—	2,147,558	—
Average grade of gold processed (5)	1.43	—	1.38	—
Contained ounces stacked	46,931	—	95,064	—
Average recovery rate	79%	—	71%	—
Ore crushed per day (tonnes)	11,100	—	7,809	—
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense. For the year ended December 31, 2022, cost of sales includes a $33.9 million non-cash inventory net realizable value adjustment, at the Mulatos District.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.
(7)Includes a drawdown of capital advances of $1.4 million for the year ended December 31, 2022 ($8.4 million of advances for the year ended December 31, 2021).
The Mulatos District produced 49,100 ounces in the fourth quarter from the Mulatos and La Yaqui Grande operations, 15% higher than the third quarter and more than double the prior year given the ramp up of La Yaqui Grande starting in June 2022.
                                        17

2022 Management’s Discussion and Analysis
For the full year, the Mulatos District produced 134,500 ounces, in-line with full year guidance and an increase of 11% from the prior year reflecting the start of production from La Yaqui Grande.
Mulatos Operational Review
Mulatos produced 11,800 ounces in the fourth quarter, and 66,900 ounces for the year. Total crusher throughput in the fourth quarter averaged 16,100 tpd, for a total of 1,477,642 tonnes stacked at a grade of 0.78 g/t Au, including stockpiles. Mining rates and tonnes stacked in the quarter were impacted by delays accessing the El Salto portion of the pit following the heavy rainfall during the third quarter rainy season. This was partly offset by the processing of additional stockpiled ore. Mining of the El Salto portion of the pit is expected to ramp up in 2023, contributing to higher production from Mulatos through the first half of the year.
Recovery rates were 32%, down from the previous three quarters reflecting the higher stacking rates of lower recovery stockpiled ore late in the quarter with longer leach cycles. Recovery rates are expected to increase to guided levels of 50 to 55% in 2023 as these ounces stacked late in the year are recovered.
La Yaqui Grande Operational Review
La Yaqui Grande is an open pit mine with an independent leach pad located approximately seven kilometres from the existing Mulatos operation. Construction was completed ahead of schedule in the second quarter and the operation has performed extremely well since achieving initial production in June 2022. This included producing 37,300 ounces in the fourth quarter, a 47% increase from the third quarter, driving the significant growth in Mulatos District production. Since the start of operations, La Yaqui Grande produced 67,600 ounces.
Mining and stacking rates continued to ramp up through the fourth quarter with the operation exceeding designed capacity. A total of 1,034,974 tonnes of ore were mined during the fourth quarter, up 40% from the third quarter. Stacking rates also increased to average 11,100 tpd in the quarter, exceeding the design level of 10,000 tpd. Grades stacked on the leach pad averaged 1.43 g/t Au in the fourth quarter, above the Mineral Reserve grade also contributing to the strong quarter. Recoveries in the quarter and year-to-date are in line with expectations for the leach curve of La Yaqui Grande
Financial Review (Mulatos District)
Revenues of $85.8 million in the fourth quarter and $238.1 million for the full year were higher than the prior year periods reflecting higher gold sales with the start of production at La Yaqui Grande in June 2022, which contributed 37,188 ounces sold in the quarter, and 65,557 ounces for the full year.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $56.0 million in the fourth quarter were higher than in the comparative period, driven by the increase in ounces sold and higher processing costs. For 2022, cost of sales of $238.0 million were higher than the prior year, primarily due to Mulatos leach pad inventory adjustments recorded in the second and third quarters of the year. Given a decline in the gold price mid-year and higher future processing costs, the Company recorded adjustments in the second and third quarters to reduce the carrying value of Mulatos leach pad inventory, resulting in a non-cash net realizable value adjustment of $33.9 million ($22.4 million after tax), increasing total cost of sales.
Total cash costs for the Mulatos District of $851 per ounce decreased 42% from the prior year period driven by low-cost production growth from La Yaqui Grande, partly offset by higher processing costs and lower tonnes and grades stacked at the Mulatos portion of the operation. The higher processing costs have had a more significant impact at the Mulatos portion of the operation, which includes inflationary pressures on key inputs, such as cyanide, as well as increased reagent consumption to process the surface stockpiles.
Mulatos District total cash costs decreased 17% from the third quarter with La Yaqui Grande being the key driver. Mine-site AISC for the Mulatos District of $922 per ounce (including $545 per ounce at La Yaqui Grande) in the quarter were down 19% from the third quarter and 51% from the prior year period driven by low-cost growth from La Yaqui Grande. For the full year, total cash costs and mine-site AISC were higher than the prior year, given heavier reliance on higher cost stockpiles in the first half of the year. Both were below full year cost guidance given the strong performance of La Yaqui Grande in the second half of 2022. Looking ahead, total cash costs and mine-site AISC are expected to decrease relative to 2022 with La Yaqui Grande providing the majority of Mulatos District production.
Capital spending totaled $5.5 million in the fourth quarter, down significantly from the first half of the year reflecting completion of construction of La Yaqui Grande in June. This included sustaining capital expenditures of $1.2 million, primarily relating to stripping costs at La Yaqui Grande, and capitalized exploration of $1.7 million. During 2022, capital spending totaled $62.7 million consistent with guidance.
                                        18

2022 Management’s Discussion and Analysis
The Mulatos District generated mine-site free cash flow of $28.8 million in the fourth quarter, up sharply from $1.8 million in the third quarter driven by the increase in low-cost production from La Yaqui Grande. This strong free cash flow generation is expected to continue through 2023, La Yaqui Grande's first full year of production.
Fourth Quarter 2022 Development Activities

Island Gold (Ontario, Canada)
Phase 3+ Expansion Study
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada. The P3+ Expansion Study was an update to the Phase 3 Study ("P3 2000 Study") released on July 14, 2020.
The P3+ Expansion Study was updated to reflect the current costing environment, as well as incorporate the significant growth in high-grade Mineral Reserves and Resources into an optimized mine plan. The P3+ Expansion Study outlines a larger, more profitable, and valuable operation than what was included in the P3 2000 Study released in 2020.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, and an expansion of the mill. This infrastructure was all incorporated into the P3 2000 Study with several scope changes to accommodate the 20% increase in production rates to 2,400 tpd including a larger mill expansion and paste plant, as well as accelerated development to support the higher mining rates. The Phase 3+ Expansion also includes 30% more development over the mine life to accommodate the 43% larger mineable resource.
Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
Phase 3+ Expansion Study Highlights

•Higher production: average annual gold production of 287,000 ounces starting in 2026 upon completion of the shaft
•This represents a 22% increase from the P3 2000 Study and a 121% increase from the mid-point of 2022 production guidance of 130,000 ounces

•Industry low costs: consistent cost structure with the P3 2000 Study, with productivity gains and economies of scale offsetting inflation
•Average total cash costs of $432 per ounce (average $425 per ounce from 2026), consistent with the P3 2000 Study and 25% lower than the mid-point of 2022 guidance of $575 per ounce
•Average mine-site all-in sustaining costs of $610 per ounce (average $576 per ounce from 2026), a 30% decrease from the mid-point of 2022 guidance of $875 per ounce

•Larger, longer-life operation supported by significantly increased Mineral Reserve and Resources
•43% increase in mineable resource to 4.6 million ounces of gold grading 10.59 g/t Au
•18 year mine life to 2039, a four year increase from the P3 2000 Study, while operating at 20% higher production rates of 2,400 tpd

•Lower capital intensity: lower total capital per ounce over the life of mine
•Growth capital of $756 million and sustaining capital of $777 million, both up from the P3 2000 Study reflecting the expansion, a larger mineable resource, and industry-wide inflation
•Total capital intensity decreased 4% to $344 per ounce reflecting the larger mineable resource with increased ounces per vertical metre driving the lower capital intensity and contributing to the stronger economics
•$100 million of the increase in growth capital compared to the P3 2000 Study reflects sustaining capital that has been brought forward to the expansion period for accelerated underground development and infrastructure to support the higher mining rate
•Expansion significantly de-risked given increased detailed engineering, capital committed, and projects completed to date, including the majority of earthworks

•Stronger economics with expansion and larger mineable resource more than offsetting inflation to create a more valuable operation
•After-tax net present value (“NPV”) (5%) of $1.6 billion, a 25% increase from the P3 2000 Study (base case gold price assumption of $1,650 per ounce and USD/CAD foreign exchange rate of $0.78:1)
•After-tax internal rate of return (“IRR”) of 23%, up from 20% in P3 2000 Study
                                        19

2022 Management’s Discussion and Analysis
•After-tax NPV (5%) of $2.0 billion, a 31% increase from the P3 2000 Study, and an after-tax IRR of 25%, at gold prices of $1,850 per ounce

•Industry low Greenhouse Gas (“GHG”) emission intensity
•35% reduction in life of mine GHG emissions relative to the current operation, supporting the company-wide target of a 30% reduction in GHG emissions by 2030
•31% additional reduction in emissions per ounce of gold produced from already industry low levels

•Fully funded, balanced approach to growth: growing free cash flow expected starting in the second half of 2022
•With no significant capital expected to be spent on Lynn Lake until the P3+ Expansion is well underway; the Company is well positioned to fund the expansion internally while generating strong free cash flow over the next several years
•The Company expects significant free cash flow growth in 2025 and beyond as production rates ramp up at Island Gold
Construction activities continued to ramp up during the fourth quarter, with the focus on shaft site surface preparation and completion of the pre-sinking of the shaft and concrete foundations for shaft surface infrastructure. Further details on progress to the end of the year are summarized below:
•Shaft site earthworks, including access road to the shaft area and buried services excavation, were substantially completed
•Shaft pre-sink completed down to a 42 metre depth in November
•Critical path concrete foundations completed
•Substation foundation work commenced
•Galloway fabrication completed to support shaft sinking
•Commenced structural steel erection for the Hoist House and Hoist Drive Cooling Building
•Paste plant detailed engineering ongoing
•Lateral development to support higher mining rates with the Phase 3+ Expansion remains ongoing
•Commenced basic engineering for the mill expansion
During the fourth quarter of 2022, the Company spent $38.9 million, exclusive of accounts payable and accruals, and $102.0 million for the year, on growth capital related to the Phase 3+ Expansion and capital development. Capital spending at Island Gold (excluding exploration) is expected to be between $210 and $235 million in 2023 as spending on the Phase 3+ Expansion ramps up, and is expected to remain at similar levels in 2024 and 2025 and then drop considerably in 2026 once the expansion is complete.

                                        20

2022 Management’s Discussion and Analysis
Shaft site area - February 2023
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site AISC of $745 per ounce.
The project economics based on the 2017 Feasibility Study at a $1,500 per ounce gold price include an after-tax internal rate of return ("IRR") of 21.5% and an after-tax NPV of $290 million (12.5% IRR at a $1,250 per ounce gold price). The Company filed the Environmental Impact Statement ("EIS") with the federal government in 2020. Approval of the EIS is expected in the first half of 2023, following which the Company expects to release an updated Feasibility Study on the project.
As part of the Company's balanced approach to growth and capital allocation, no significant capital is expected to be spent on the development of Lynn Lake until the Phase 3+ Expansion at Island Gold is well underway.
Development spending (excluding exploration) was $3.9 million in the fourth quarter of 2022 and $11.9 million for the year ended 2022 to support the ongoing permitting process and engineering to support the updated Feasibility Study.
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had its claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
                                        21

2022 Management’s Discussion and Analysis
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $0.8 million in the fourth quarter and $5.0 million for the year, related to ongoing holding costs and legal costs to progress the Treaty claim, which was expensed.
Fourth Quarter 2022 Exploration Activities

Island Gold (Ontario, Canada)
Total exploration spending through 2022 was $23.5 million, in line with the annual budgeted amount of $22 million for surface and underground exploration. Exploration remains focused on defining additional near mine Mineral Resources, as well as advancing and evaluating several regional targets.
The 2022 exploration program was successful in driving another increase in Mineral Reserves and Resources which now total 5.3 million ounces, a 4% increase from the end of 2021. This included a 9% increase in Mineral Reserves to 1.5 million ounces
(4.2 mt grading 10.78 g/t Au) with grades increasing 6%, a 2% increase in Measured and Indicated Mineral Resources to 0.3 million ounces (1.3 mt grading 7.09 g/t Au), and 2% increase in Inferred Mineral Resources to 3.5 million ounces (8.1 mt grading 13.61 g/t Au).
During the fourth quarter, six diamond drill rigs were focused on the surface directional exploration program, as well as one drill rig focused on underground exploration drilling.
Surface exploration drilling
A total of 9,547 metres ("m") of surface directional drilling was completed in 12 holes during the fourth quarter. Surface directional drilling targeted areas peripheral to Inferred Mineral Resource blocks in the Island West, Main, and East areas between 1,400 m and 1,800 m below surface with drill hole spacing ranging from 75 m to 200 m. In 2022, a total of 30,163 m surface directional drilling was completed in 31 drill holes.
Underground exploration drilling
During the fourth quarter of 2022, a total of 2,322 m of standard underground exploration drilling was completed in 12 holes. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 61 m of underground exploration drift development was also completed during the fourth quarter. A total of 19,976 m underground exploration drilling was completed in 85 drill holes in 2022.

A regional exploration program was also completed in 2022 which focused on evaluating and advancing exploration targets outside the Island Gold Deposit on the 15,524-hectare Island Gold property. A total of 9,707 m of regional exploration drilling was completed in 14 drill holes in 2022.
Total exploration expenditures during the fourth quarter were $5.6 million, of which $4.9 million was capitalized. For the full year, $23.5 million of exploration expenditures were incurred, of which $18.8 million were capitalized.
Young-Davidson (Ontario, Canada)
The focus of the 2022 drill program was following up on the success in the 2020 and 2021 programs which extended gold mineralization below existing Mineral Reserves and Resources and intersected higher grades in the hanging wall and footwall of the deposit. In 2022, a total of 11,786 m of underground exploration drilling was completed in 18 drill holes.

Additionally, 715 m of underground exploration drift development was completed to extend drill platforms on the 9220, 9095, and 9025-levels. The focus of the underground exploration drilling program is to expand Mineral Resources in six target areas that have been identified within proximity to existing underground infrastructure.

During the fourth quarter, two underground exploration drills completed 3,921 m in six holes. Drilling from the 9220 West exploration drift was focused on testing down-plunge of the existing Mineral Reserves and Resources. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the footwall sediments and in the hanging wall mafic-ultramafic stratigraphy.
Exploration spending totaled $1.8 million of which $1.5 million was capitalized in the fourth quarter 2022. For the full year, exploration spending totaled $9.3 million of which $5.0 million was capitalized.
                                        22

2022 Management’s Discussion and Analysis
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Exploration continues to follow up on near-mine sulphide opportunities at PDA, as well as several earlier stage prospects throughout the wider district.
During the fourth quarter of 2022, exploration activities continued at PDA and the near-mine areas with 9,121 m of drilling completed in 34 holes, and 19,186 m completed in 68 holes for the full year. Exploration drilling at PDA has been extremely successful with Mineral Reserves increasing 70% to 728,000 ounces (4.7 mt grading 4.84 g/t Au) with grades also increasing 4% as of the end of 2022. This higher-grade Mineral Reserve at PDA is expected to be processed through the existing mill at Mulatos, which will be expanded. Ongoing exploration results will be incorporated into an updated development plan which is expected to be finalized in the second half of 2023.

The regional program included 219 m of drilling at the Halcon West target, as well as mapping and prospecting at the Refugio/San Carlos North areas. Additionally, a drone magnetic survey was initiated to identify structural trends in the area, and was completed in the first quarter of 2023. In 2022, a total of 13,115 m of drilling was completed in 49 holes focused on testing several regional targets.
During the fourth quarter, the Company incurred $2.7 million of exploration spending of which $1.7 million was capitalized. For the year, the Company incurred $10.3 million of exploration spending of which $2.8 million was capitalized.
Lynn Lake (Manitoba, Canada)
The 2022 exploration drilling program was completed at the end of the third quarter, with a total of 57 holes totaling 18,233 m. All outstanding assay results from this program were received in the fourth quarter. In addition to drilling at the MacLellan, Gordon and Burnt Timber sites, several regional targets were evaluated in 2022, and further follow-up drilling is planned at the Maynard and Tulune regional target areas along with initial tests at other early-stage regional targets.

A summer field program, consisting of geological mapping, prospecting and soil sampling designed to help advance a pipeline of prospective regional exploration targets to drill-ready stage was completed early in the fourth quarter. Interpretation of 2022 field program results, along with drilling results, was integrated into the design of the 2023 exploration program.
Exploration spending totaled $0.9 million in the fourth quarter and $9.8 million year-to-date, all of which was capitalized.
Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the fourth quarter of 2022, the Company realized an average gold price of $1,741 per ounce, $15 per ounce above the London PM Fix price.
As at December 31, 2022, the Company had 44,100 ounces hedged for 2023 which ensure a minimum average realized gold price of $1,755 per ounce and a maximum average realized gold price of $2,144 per ounce, regardless of the movement in gold prices during the period. Subsequent to December 31, 2022, the Company added an additional 12,000 ounces of gold collars with average rates from $1,800 per ounce to $2,163 per ounce, which mature in 2023.
Foreign Exchange Rates

At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Canadian dollars and Mexican pesos. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the fourth quarter of 2022, the Canadian dollar averaged approximately $1.36 CAD to $1 USD, compared to $1.31 CAD to $1 USD in the third quarter of 2022. The Mexican peso ("MXN") averaged 19.68 MXN to $1 USD in the fourth quarter of 2022 compared to 20.22 MXN to $1 USD in the third quarter of 2022.

The Company recorded a foreign exchange loss of $0.2 million in the fourth quarter related to the translation of the Company's net monetary assets and liabilities resulting from changes in period-end foreign exchange rates. The Canadian Dollar to US dollar exchange rate strengthened 1% quarter over quarter, ending at $1.36 CAD to $1 USD at December 31, 2022. The Mexican peso strengthened 3% to 19.47 MXN to $1 USD at December 31, 2022.

In addition, the movement of the CAD and MXN rates generated a non-cash foreign exchange gain of $12.2 million in the fourth quarter of 2022 and a loss of $19.4 million for the year, on the revaluation of monetary tax and deferred tax balances, which is
                                        23

2022 Management’s Discussion and Analysis
recorded within deferred tax expense. The loss is non-cash and reflects the impact of the weakening Canadian dollar on the Company's Canadian dollar denominated tax pools.

The Company actively manages its currency exposure through a hedging program, which resulted in a realized foreign exchange loss of $2.4 million during the fourth quarter, and $1.1 million for 2022. The Company applies hedge accounting; accordingly, these realized gains and losses have been applied against operating and capital costs at the operating mines.
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
Three Months Ended December 31,			Years Ended December 31,
	2022	2021	2022	2021	2020
Gold production (ounces)	134,200	112,500	460,400	457,200	426,800
Gold sales (ounces)	133,164	112,966	456,574	457,517	424,325
Operating Revenues	$231.9	$203.1	$821.2	$823.6	$748.1
Cost of sales (1)	$153.4	$138.4	$608.9	$534.1	$482.0
Earnings from operations	$61.6	$49.8	$111.5	$14.9	$227.6
Earnings before income taxes	$52.6	$43.6	$102.4	$2.3	$218.2
Net earnings (loss)	$40.6	$29.5	$37.1	($66.7)	$144.2
Adjusted net earnings (2)	$33.7	$36.7	$107.9	$162.1	$156.5
Earnings (loss) per share, basic	$0.10	$0.08	$0.09	($0.17)	$0.37
Adjusted earnings per share (2)	$0.09	$0.09	$0.28	$0.41	$0.40
Total assets			$3,674.2	$3,621.5	$3,636.5
Total non-current liabilities			771.2	728.5	638.1
Cash flow from operations	$102.3	$88.1	$298.5	$356.5	$368.4
Dividends per share, declared and paid	0.025	0.025	0.10	0.10	0.065
Average realized gold price per ounce	$1,741	$1,798	$1,799	$1,800	$1,763
Cost of sales per ounce of gold sold, including amortization (1)	$1,152	$1,225	$1,334	$1,167	$1,136
Total cash costs per ounce of gold sold (2)	$810	$843	$884	$794	$761
All-in sustaining costs per ounce of gold sold (2)	$1,138	$1,237	$1,204	$1,135	$1,046
(1) Cost of sales includes mining and processing costs, royalties, and amortization expense. For the year ended December 31, 2022, cost of sales includes a $33.9 million non-cash inventory net realizable value adjustment
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
Review of Fourth Quarter Financial Results

Operating Revenue
During the fourth quarter of 2022, the Company sold 133,164 ounces of gold for revenues of $231.9 million, a 14% increase from the prior year period driven by more ounces sold, partially offset by a lower realized gold price.
The average realized gold price in the fourth quarter was $1,741 per ounce, a 3% decrease compared to $1,798 per ounce in the prior year period. The average realized gold price in the quarter was $15 per ounce above the London PM Fix price due to gains realized on the settlement of gold collar contracts.
Cost of Sales
Cost of sales were $153.4 million in the fourth quarter, 11% higher than the prior year period.

Mining and Processing
Mining and processing costs were $105.6 million, 15% higher than the prior year period. The increase primarily reflects new production at La Yaqui Grande in 2022, higher processing costs at Mulatos related to stockpiled ore, as well as higher mining and processing costs at both Young-Davidson and Island Gold, partially offset by a weaker Canadian dollar. Although total mining and processing costs were higher in the quarter, total cash costs of $810 per ounce were lower than the prior year period given low-cost production growth from La Yaqui Grande in 2022.
Royalties
Royalty expense was $2.2 million in the quarter, consistent with the prior year period of $3.0 million.
                                        24

2022 Management’s Discussion and Analysis
Amortization
Amortization of $45.6 million in the quarter was higher than the prior year period due to the start of production at La Yaqui Grande, which commenced in June 2022. Amortization of $342 per ounce was lower than guidance and 10% lower than the prior year period.
Earnings from Operations
The Company recognized earnings from operations of $61.6 million in the quarter, higher than the prior year period as a result of higher ounces sold. Operating margins remained relatively consistent year over year, as the lower gold price in 2022 was offset by a reduction in total cash costs per ounce.
Net Earnings
The Company reported net earnings of $40.6 million in the quarter, compared to net earnings of $29.5 million in the prior year period. On an adjusted basis, earnings in the fourth quarter of 2022 were $33.7 million, or $0.09 per share, mainly reflecting an adjustment for a significant unrealized foreign exchange gain recorded within deferred taxes and FX given the impact of the strengthening Canadian dollar in the quarter on Canadian dollar denominated tax pools.
Review of 2022 Financial Results

Operating Revenue
For the full year of 2022, the Company sold 456,574 ounces of gold for revenues of $821.2 million, consistent with the prior year as both ounces sold and the average realized gold price were in line.
Cost of Sales
For 2022, cost of sales were $608.9 million, an increase from $534.1 million in the prior year.
Mining and Processing
Mining and processing costs increased to $394.4 million from $351.5 million in the prior year period. The increase primarily reflected higher processing costs at Mulatos related to stockpiled ore, as well as higher mining and processing costs at both Young-Davidson and Island Gold, offset by the weaker Canadian dollar.
Consolidated total cash costs in the year were $884 per ounce compared to $794 per ounce in the prior year. The increase in total cash costs was primarily driven by inflationary pressures on costs across the Company, lower grades processed at Island Gold and higher processing costs for stockpiled ore at Mulatos, partially offset by low cost production growth at La Yaqui Grande and a weaker Canadian dollar.
AISC of $1,204 per ounce was higher than the prior year given higher total cash costs, partially offset by lower sustaining capital spending in the year.
Inventory net realizable value adjustment
The Company assesses the net realizable value of inventory at each reporting period. Given the decrease in the gold price at the end of the second and third quarters of the year, combined with higher processing costs at Mulatos, the Company recorded a $33.9 million ($22.4 million after tax) reduction in the carrying value of the heap leach inventory at Mulatos during the year.
Royalties
Royalty expense was $9.1 million, a 22% decrease compared to $11.7 million in the prior year, due to a higher proportion of sales coming from Mulatos in 2022 which has no third party royalties.
Amortization
Amortization of $171.5 million was consistent with the prior year, as both ounces sold and amortization of $376 per ounce were consistent with the prior year.
                                        25

2022 Management’s Discussion and Analysis
Impairment Charge
During the first quarter of 2022, the Company sold the Esperanza Project for total proceeds of up to $60.0 million, including $5.0 million in cash, $10.0 million in shares of Zacatecas Silver and $39.0 million of milestone payments. The determination of the fair value of the contingent consideration required the Company to make certain assumptions and estimates in relation to future events based on the current understanding of the facts and circumstances. The completion of each milestone and the related payments are subject to uncertainty.
As a result, the Company incurred an impairment charge of $38.2 million ($26.7 million after tax) in the first quarter of 2022. The non-cash impairment charge reflects the excess of the net carrying value of Esperanza compared to the accounting fair value of consideration received. Refer to note 14 of the Company’s consolidated financial statements for the years ended December 31, 2022 and December 31, 2021 for further details.
Earnings from Operations
The Company recognized earnings from operations of $111.5 million, compared to $14.9 million in the prior year, a significant improvement from the prior year period as a result of the non-cash after-tax impairment charge on the Turkish projects of $213.8 million taken in the second quarter of 2021, partially offset by the impairment charge and inventory net realizable value adjustment recorded in 2022.
Net Earnings
The Company reported net earnings of $37.1 million for 2022 compared to a net loss $66.7 million in the prior year. Net earnings includes a non-cash net realizable value adjustment on Mulatos heap leach inventory of $33.9 million ($22.4 million after tax), as well as the impairment charge related to the Esperanza sale of $38.2 million ($26.7 million after tax). Adjusting for these items, as well as unrealized foreign exchange losses recorded in deferred taxes and foreign exchange of $19.4 million, adjusted earnings were $107.9 million or $0.28 per share for the year. Adjusted earnings were lower than the prior year, given lower operating margins and higher stock-based compensation expense.
Consolidated Expenses and Other

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Exploration expense	($2.6)	($4.3)	($18.4)	($14.7)
Corporate and administrative expense	(7.2)	(6.7)	(25.9)	(24.5)
Share-based compensation expense	(7.1)	(3.9)	(18.3)	(11.1)
Finance expense	(2.2)	(1.2)	(5.7)	(4.5)
Foreign exchange (loss) gain	(0.2)	(1.1)	1.7	(0.9)
Other loss	(6.6)	(3.9)	(5.1)	(7.2)
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Exploration expense was higher than the prior year, given higher spending on regional programs at Young Davidson, Island Gold, and Mulatos District, which are expensed as incurred. The Company capitalizes near-mine exploration, the majority of which is incurred at Island Gold and Young Davidson.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs were slightly higher than the prior year due to higher personnel and travel costs.
Share-based compensation
Share-based compensation expense of $7.1 million in the fourth quarter was higher than the prior year period due to the increase in the Company's share price in the quarter and the corresponding impact on the revaluation of the liability for outstanding cash-based long-term incentives. For 2022, share-based compensation expense of $18.3 million was higher than the prior year period due to the increase in the Company's share price compared to the prior year.
                                        26

2022 Management’s Discussion and Analysis
Finance expense
Finance expense primarily relates to standby fees on the credit facility and accretion of the decommissioning liability. Finance expense is higher than the prior year periods due to higher accretion charges on the decommissioning liability.
Foreign exchange (loss) gain
A foreign exchange loss of $0.2 million was recorded in the fourth quarter and a gain of 1.7 million for the year, compared to foreign exchange losses of $1.1 million and $0.9 million, respectively in the prior year periods.
The Company applies hedge accounting to its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. During the fourth quarter, the Company realized a loss of $2.4 million on settled foreign exchange contracts, which was applied against operating and capital costs. In addition, the outstanding foreign exchange contracts had a mark-to-market loss of $7.6 million, net of tax, which is recorded within other comprehensive loss. For 2022, the Company realized a loss of $1.1 million on settled foreign exchange contracts, mainly related to Canadian dollar option contracts.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other loss
Other loss in the fourth quarter of 2022 includes charges related to the Turkish Treaty claim and administrative expenses of $0.8 million, a reduction of obligation to renounce flow-through exploration expenditures of $1.2 million, an unrealized mark-to-market gain of $5.2 million on gold option contracts, holding costs related to the El Chanate mine of $0.4 million as well as various other one-time charges of $2.7 million. Other loss in the full year includes charges related to the Turkish Treaty claim and administrative expenses of $5.0 million, a reduction of obligation to renounce flow-through exploration expenditures of $2.7 million, holding costs related to the El Chanate mine of $1.0 million, an unrealized mark-to-market gain of $0.3 million on gold option contracts, as well as various other one-time charges of $2.3 million.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
For the year ended December 31, 2022, the Company recognized a current tax expense of $10.7 million and a deferred tax expense of $54.6 million, compared to a current tax expense of $5.3 million and deferred tax expense of $63.7 million in the same period of 2021. The significant deferred tax expense in the period was driven by the impact of the weakening Canadian dollar on Canadian dollar denominated tax pools, as well as the use of tax pools compared to accounting depreciation in the period given strong operating earnings in Canada. Current tax expense in the period relates to Mexican income and mining taxes.
The Company's Mulatos mine in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively. The legal entity financial statements for Mulatos, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The total foreign exchange impact recorded within taxes for the fourth quarter of 2022 was a $12.2 million gain ($2.2 million loss in the fourth quarter of 2021) due to the strengthening Canadian dollar and Mexican peso in the period, and a $19.4 million loss for the year due to the weakening Canadian dollar.

                                        27

2022 Management’s Discussion and Analysis
Financial Condition

	December 31, 2022	December 31, 2021
Current assets	$441.0	$459.4	Current assets decreased compared to 2021, primarily driven by non-cash net realizable inventory adjustments at Mulatos of $33.9 million through the year. Cash and cash equivalents are lower due to negative free cash flow given higher spending on construction of La Yaqui Grande and the Phase 3+ Expansion at Island Gold in the year. In addition, the Company paid year-to-date dividends totaling $35.1 million, as well as shares repurchased under the NCIB of $8.2 million.
Long-term assets	3,233.2	3,162.1	Long-term assets were higher than the prior year end, with increases at Mulatos and Island Gold due to the investment in La Yaqui Grande and Phase 3+, offset by the sale of the Esperanza Project which reduced mineral properties, plant and equipment.
Total assets	$3,674.2	$3,621.5
Current liabilities	$181.9	$157.4	Current liabilities are higher than 2021, due to the timing of trade payables and a higher share based payment liability due to the increase in the Company's share price.
Non-current liabilities	771.2	728.5
Non-current liabilities have increased given an increase in the deferred tax liability, mainly driven by foreign exchange movements in the period, as well as an increase in the decommissioning liability

Total liabilities	$953.1	$885.9
Shareholders’ equity	$2,721.1	$2,735.6	The decrease in Shareholders' equity was mainly driven by year-to-date dividends issued and shares repurchased during the year, which decreased share capital.
Total liabilities and equity	$3,674.2	$3,621.5
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, generate returns for its shareholders, and bolster the balance sheet. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at December 31, 2022, the Company had cash and cash equivalents of $129.8 million and $18.6 million in equity securities, compared to $172.5 million and $23.9 million, respectively, at December 31, 2021. In addition, the Company has access to $500.0 million of liquidity available under its credit facility. In the opinion of management, the Company's liquidity position of $629.8 million at December 31, 2022 comprised of cash and cash equivalents and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.
Cash Flow

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Cash flow provided by operating activities	$102.3	$88.1	$298.5	$356.5
Cash flow used in investing activities	(84.9)	(111.3)	(312.7)	(357.1)
Cash flow used in financing activities	(5.0)	(15.5)	(28.4)	(47.3)
Effect of foreign exchange rates on cash	0.7	(0.2)	(0.1)	(0.1)
Net increase (decrease) in cash	13.1	(38.9)	(42.7)	(48.0)
Cash and cash equivalents, beginning of period	116.7	211.4	172.5	220.5
Cash and cash equivalents, end of period	$129.8	$172.5	$129.8	$172.5
Cash flow provided by operating activities
In the fourth quarter of 2022, operating activities generated cash flow of $102.3 million compared to $88.1 million in the same period of 2021, the highest operating cash flow generated in the past two years. This represented a 16% increase, mainly due to
                                        28

2022 Management’s Discussion and Analysis
higher revenues as a result of more ounces sold. Cash flow provided by operations before working capital and taxes paid was $109.3 million in the fourth quarter compared to $91.8 million in the prior year period.
For the year ended December 31, 2022, operating activities generated $298.5 million compared to $356.5 million in the prior year period due to a reduction in operating margins.
Cash flow used in investing activities
In the fourth quarter of 2022, capital expenditures of $84.8 million, inclusive of capital advances, were lower than expenditures of $91.6 million in the fourth quarter of 2021. The decrease was driven by lower spend at La Yaqui Grande given the completion of construction in mid-2022, as well as lower planned spending at Young-Davidson. For the year ended December 31, 2022, the Company invested $313.7 million in capital expenditures, inclusive of capital advances, compared to $358.4 million in the prior year period.
Other investing activities in the quarter included the purchase of $0.1 million in shares in other public companies.
Cash flow used in financing activities
During the quarter, the Company declared a dividend of $0.025 per share, consistent with the first three quarters of 2022 and the fourth quarter of 2021, bringing the year-to-date dividends paid to $39.2 million. Of this amount, $35.1 million was paid in cash and the remainder was issued in shares pursuant to the Company's dividend reinvestment plan. In addition, the Company also repurchased and cancelled 1,100,000 shares in the year at a cost of $8.2 million or $7.41 per share, bringing total shareholder returns to $47.4 million in 2022.
In addition, cash flow from financing activities in 2022 includes proceeds of $10.4 million related to a Canadian Exploration Expense ("CEE") flow-through financing and proceeds received from the exercise of stock options of $5.3 million.
Credit Facility
The Company has access to an undrawn credit facility (the "Facility") of $500.0 million, not including the uncommitted $100.0 million accordion feature to increase the credit facility up to $600.0 million. The Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn. In 2022, the Company incurred costs of $0.8 million to extend the Facility to November 10, 2026, which will be amortized into net earnings over the term of the Facility.

The Credit Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2022, the Company is in compliance with the covenants
Contractual Obligations

Contractual Obligations	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Operating and financing leases	0.5	0.9	0.2	—	1.6
Accounts payable and accrued liabilities	181.2	—	—	—	181.2
Decommissioning liability	8.5	43.3	12.0	70.2	134.0
Contract mining	43.0	52.4	30.1	—	125.5
Capital commitments	124.8	30.6	—	—	155.4
	$358.0	$127.2	$42.3	$70.2	$597.7

                                        29

2022 Management’s Discussion and Analysis
Outstanding Share Data

February 22, 2023
Common shares	393,947,385
Stock options	3,864,851
Deferred share units	1,054,606
Performance share units	1,350,425
Restricted share units	2,134,549
402,351,816
Related party transactions

There were no related party transactions during the period other than those disclosed in the Company’s consolidated financial statements for the years ended December 31, 2022 and 2021.
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, fuel prices and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at December 31, 2022, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.
The following gold collar contracts are outstanding as of December 31, 2022:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2023[1]	Collars	44,100	$1,755	$2,144
1.The Company also has 44,100 of sold put options at an average price of $1,596 per ounce that mature in the same period as the corresponding collars.

Subsequent to December 31, 2022, the Company added an additional 12,000 ounces of gold collars with average rates from $1,800 to $2,163 per ounce, which mature in 2023.
The fair value of these contracts was an asset of $0.1 million as at December 31, 2022 (December 31, 2021 - asset of $0.5 million). For the year ended December 31, 2022, the Company realized gains of $3.5 million related to the settlement of option contracts (2021 - realized gains of $0.5 million). Total unrealized losses for the year ended December 31, 2022 was $0.3 million (2021 - unrealized gain of $0.9 million). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.
Foreign currency contracts
As at December 31, 2022, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and are summarized as follows:
Canadian dollar contracts
                                        30

2022 Management’s Discussion and Analysis

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2023	Collars	558.0	1.29	1.35
2023	Forwards	30.0	1.31	—
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2023	Collars	1,020.0	20.46	22.59
The fair value of these contracts was a liability of $4.3 million as at December 31, 2022 (December 31, 2021 - asset of $2.6 million).
For the year ended December 31, 2022, the Company realized losses of $1.1 million on the foreign currency contracts (for the year ended December 31, 2021 - realized gains of $3.8 million), which has been applied against operating and capital costs.
Fuel contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
The following fuel option contracts are outstanding as of December 31, 2022:

Period Covered	Contract type	Gallons subject to contract	Average purchase call option/gallon	Average sold put option/gallon
2023	Collars	1,512,000	$3.20	$2.92
The fair value of these contracts was an asset of nil at December 31, 2022 (December 31, 2021 - $0.4 million).
For the year ended December 31, 2022 the Company recorded a realized gain of $2.9 million related to the settlement of fuel contracts which is recorded in cost of sales (for the year ended December 31, 2021, the Company recorded a gain of $0.6 million).
Summary of Quarterly Financial and Operating Results

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Gold ounces produced	134,200	123,400	103,900	98,900	112,500	104,700	114,200	125,800
Gold ounces sold	133,164	122,780	102,164	98,466	112,966	110,488	107,581	126,482
Operating Revenues	$231.9	$213.6	$191.2	$184.5	$203.1	$198.0	$195.1	$227.4
Earnings (loss) from operations	$61.6	$29.9	$25.7	($5.7)	$49.8	$57.3	($168.5)	$76.3
Net earnings (loss)	$40.6	($1.4)	$6.4	($8.5)	$29.5	$25.1	($172.5)	$51.2
Earnings (loss) per share, basic	$0.10	$0.00	$0.02	($0.02)	$0.08	$0.06	($0.44)	$0.13
Adjusted net earnings (1)	$33.7	$26.9	$29.3	$18.0	$36.7	$37.6	$38.7	$49.1
Adjusted earnings per share, basic (1)	$0.09	$0.07	$0.07	$0.05	$0.09	$0.10	$0.10	$0.13
Earnings before interest, taxes, depreciation and amortization (1)	$100.4	$96.4	$92.0	$62.9	$88.0	$100.0	$94.4	$119.6
Cash provided by operating activities	$102.3	$74.0	$75.7	$46.5	$88.1	$82.4	$86.7	$99.3
Average realized gold price	$1,741	$1,740	$1,871	$1,874	$1,798	$1,792	$1,814	$1,798
(1)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Prior to 2022, production and gold ounces sold have been relatively consistent, but have consistently increased over the past four quarters. The Company achieved record production in the fourth quarter of 2022 driven by La Yaqui Grande, which commenced production in June 2022.
Earnings (loss) from operations and cash flow from operating activities have remained relatively strong since the fourth quarter of 2020, as a result of a higher gold price and lower operating costs, with the fourth quarter of 2022 achieving the highest operating cash flow in the past two years. Earnings from operations were higher in the fourth quarter compared to the third and second
                                        31

2022 Management’s Discussion and Analysis
quarters due to more ounces sold and the impact of a non-cash net realizable charge on Mulatos heap leach inventory of $11.6 million ($7.7 million after tax) in the third quarter, and $22.3 million ($14.7 million after tax) in the second quarter which negatively impacted earnings in those periods. The loss from operations in the first quarter of 2022 was driven by the non-cash impairment charge of $38.2 million ($26.7 million after tax) on the sale of the Esperanza Project, while the loss from operations in the second quarter of 2021 resulted from the non-cash impairment charge of $224.3 million ($213.8 million after tax) related to the Turkish Projects.
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•net cash;
•total cash cost per ounce of gold sold;
•all-in sustaining cost ("AISC") per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gain (loss)
•Items included in other gain (loss)
•Certain non-reoccurring items
•Foreign exchange gain (loss) recorded in deferred tax expense
•The income and mining tax impact of items included in other gain (loss)
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; loss on disposal of assets; severance costs related to Turkish Projects; and Turkish Projects holding costs and arbitration costs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
                                        32

2022 Management’s Discussion and Analysis
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
Three Months Ended December 31,			Years Ended December 31,
	2022	2021	2022	2021	2020
Net earnings (loss)	$40.6	$29.5	$37.1	($66.7)	$144.2
Adjustments:
Inventory net realizable value adjustment, net of taxes	—	—	22.4	—	—
Impairment charge, net of taxes	—	—	26.7	213.8	—
Foreign exchange loss (gain)	0.2	1.1	(1.7)	0.9	1.4
Other loss	6.6	3.9	5.1	7.2	3.7
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(12.2)	2.2	19.4	6.9	3.1
COVID-19 costs	—	—	—	—	6.5
Other income tax and mining tax adjustments	(1.5)	—	(1.1)	—	(2.4)
Adjusted net earnings	$33.7	$36.7	$107.9	$162.1	$156.5
Adjusted earnings per share - basic and diluted	$0.09	$0.09	$0.28	$0.41	$0.40
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Cash flow from operating activities	$102.3	$88.1	$298.5	$356.5
Add: Changes in working capital and taxes paid	7.0	3.7	63.1	54.4
Cash flow from operating activities before changes in working capital and taxes paid	$109.3	$91.8	$361.6	$410.9
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Cash flow from operating activities	$102.3	$88.1	$298.5	$356.5
Less: mineral property, plant and equipment expenditures (1)	(84.8)	(91.6)	(313.7)	(348.6)
Less: capital advances	—	—	—	(9.8)
Company-wide free cash flow	$17.5	($3.5)	($15.2)	($1.9)
(1) Mineral property, plant and equipment expenditures exclude royalties repurchased at Island Gold of $15.7 million in the fourth quarter of 2021.

                                        33

2022 Management’s Discussion and Analysis
Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$102.3	$88.1	$298.5	$356.5
Add: operating cash flow used by non-mine site activity	15.7	4.0	48.3	37.6
Cash flow from operating mine-sites	$118.0	$92.1	$346.8	$394.1

Mineral property, plant and equipment expenditure	$84.8	$91.6	$313.7	$348.6
Capital advances	—	—	—	9.8
Less: capital expenditures from development projects, and corporate	(4.8)	($5.2)	(22.2)	(21.5)

Capital expenditure and capital advances from mine-sites	$80.0	$86.4	$291.5	$336.9

Total mine-site free cash flow	$38.0	$5.7	$55.3	$57.2

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$44.6	$55.2	$172.8	$188.9
Mineral property, plant and equipment expenditure	(20.6)	(24.8)	(71.5)	(88.6)
Mine-site free cash flow	$24.0	$30.4	$101.3	$100.3

Island Gold Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$39.1	$43.2	$148.1	$173.1
Mineral property, plant and equipment expenditure (1)	(53.9)	(27.4)	(157.3)	(120.0)
Mine-site free cash flow	($14.8)	$15.8	($9.2)	$53.1
(1)Includes capital advances of nil and $1.4 million for the three and twelve months ended December 31, 2022 (nil and $1.4 million for the three and twelve months ended December 31, 2021). Excludes royalties repurchased at Island Gold of $15.7 million in the fourth quarter of 2021.

                                        34

2022 Management’s Discussion and Analysis

Mulatos District Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$34.3	($6.3)	$25.9	$32.1
Mineral property, plant and equipment expenditure (1)	(5.5)	(34.2)	(62.7)	(128.3)
Mine-site free cash flow	$28.8	($40.5)	($36.8)	($96.2)
(1)Includes a drawdown of capital advances of $1.4 million for the three and twelve months ended December 31, 2022 (nil and $8.4 million of advances for the three and twelve months ended December 31, 2021).

Net Cash
The Company defines net cash as cash and cash equivalents less long-term debt.
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.
                                        35

2022 Management’s Discussion and Analysis

Total Cash Costs and AISC Reconciliation - Company-wide
Three Months Ended December 31,			Years Ended December 31,
	2022	2021	2022	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$105.6	$92.2	$394.4	$351.5	$312.6
Royalties	2.2	3.0	9.1	11.7	10.2
Total cash costs	107.8	95.2	403.5	363.2	322.8
Gold ounces sold	133,164	112,966	456,574	457,517	424,325
Total cash costs per ounce	$810	$843	$884	$794	$761

Total cash costs	$107.8	$95.2	$403.5	$363.2	$322.8
Corporate and administrative(1)	7.2	6.7	25.9	24.5	21.0
Sustaining capital expenditures(2)	26.5	32.2	95.2	113.4	82.1
Share-based compensation	7.1	3.9	18.3	11.1	10.3
Sustaining exploration	0.7	1.1	2.5	4.9	5.0
Accretion of decommissioning liabilities	2.2	0.6	4.2	2.4	2.6
Total all-in sustaining costs	$151.5	$139.7	$549.6	$519.5	$443.8
Gold ounces sold	133,164	112,966	456,574	457,517	424,325
All-in sustaining costs per ounce	$1,138	$1,237	$1,204	$1,135	$1,046
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

Three Months Ended December 31,			Years Ended
	2022	2021	2022	2021	2020
(in millions)
Capital expenditures per cash flow statement	$84.8	$91.6	$313.7	$348.6	$246.1
Less: non-sustaining capital expenditures at:
Young-Davidson	(5.4)	(12.0)	(22.7)	(44.8)	(75.6)
Island Gold	(43.8)	(16.2)	(120.8)	(71.9)	(51.8)
Mulatos District	(4.3)	(26.0)	(52.8)	(97.0)	(15.1)
Corporate and other	(4.8)	(5.2)	(22.2)	(21.5)	(21.5)
Sustaining capital expenditures	$26.5	$32.2	$95.2	$113.4	$82.1

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$41.1	$39.8	$163.4	$159.7
Royalties	1.1	1.3	5.3	5.3
Total cash costs	$42.2	$41.1	$168.7	$165.0
Gold ounces sold	44,781	53,006	192,186	194,937
Total cash costs per ounce	$942	$775	$878	$846

Total cash costs	$42.2	$41.1	$168.7	$165.0
Sustaining capital expenditures	15.2	12.8	48.8	43.8
Accretion of decommissioning liabilities	0.1	—	0.3	0.2
Total all-in sustaining costs	$57.5	$53.9	$217.8	$209.0
Gold ounces sold	44,781	53,006	192,186	194,937
Mine-site all-in sustaining costs per ounce	$1,284	$1,017	$1,133	$1,072
                                        36

2022 Management’s Discussion and Analysis

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$23.0	$20.4	$80.6	$68.7
Royalties	0.7	1.5	2.6	5.3
Total cash costs	$23.7	$21.9	$83.2	$74.0
Gold ounces sold	39,145	38,101	130,652	139,946
Total cash costs per ounce	$605	$575	$637	$529

Total cash costs	$23.7	$21.9	$83.2	$74.0
Sustaining capital expenditures	10.1	11.2	36.5	46.7
Accretion of decommissioning liabilities	—	0.1	0.2	0.1
Total all-in sustaining costs	$33.8	$33.2	$119.9	$120.8
Gold ounces sold	39,145	38,101	130,652	139,946
Mine-site all-in sustaining costs per ounce	$863	$871	$918	$863

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$41.5	$32.0	$150.4	$123.1
Royalties	0.4	0.2	1.2	1.1
Total cash costs	$41.9	$32.2	$151.6	$124.2
Gold ounces sold	49,238	21,859	133,736	122,634
Total cash costs per ounce	$851	$1,473	$1,134	$1,013

Total cash costs	$41.9	$32.2	$151.6	$124.2
Sustaining capital expenditures	1.2	8.2	9.9	22.9
Sustaining exploration	0.2	0.6	0.7	2.9
Accretion of decommissioning liabilities	2.1	0.5	3.7	2.1
Total all-in sustaining costs	$45.4	$41.5	$165.9	$152.1
Gold ounces sold	49,238	21,859	133,736	122,634
Mine-site all-in sustaining costs per ounce	$922	$1,899	$1,241	$1,240
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before impairment charges, interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
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The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Net earnings (loss)	$40.6	$29.5	$37.1	($66.7)
Add back:
Inventory net realizable value adjustment	—	—	33.9	—
Impairment charge	—	—	38.2	224.3
Finance expense	2.2	1.2	5.7	4.5
Amortization	45.6	43.2	171.5	170.9
Deferred income tax expense	2.7	19.6	54.6	63.7
Current income tax expense (recovery)	9.3	(5.5)	10.7	5.3
EBITDA	$100.4	$88.0	$351.7	$402.0
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense
Accounting Estimates, Policies and Changes

Many of the amounts included in the consolidated financial statements require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Accounting Policies and Changes
The Company's significant accounting policies and future changes in accounting policies are presented in the consolidated financial statements for the year ended December 31, 2022 as described in note 3 of the audited consolidated financial statements.

The Company adopted amendments to accounting standards that were effective January 1, 2022, and are described in note 3(v) of the audited consolidated financial statements.

Critical accounting estimates and judgements
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s consolidated financial statements for the year ended December 31, 2022 (note 4).
Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the
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2022 Management’s Discussion and Analysis
Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was effective as at December 31, 2022.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2022 and have concluded that these disclosure controls and procedures were appropriately designed and operating effectively as at December 31, 2022.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Risk Factors and Uncertainties

Risk Factors
The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this MD&A.
The financing, exploration, development, and mining of any of the Company’s properties are subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, technical and geological risks inherent to mining operations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.
Commodity and Currency Risks
In recent years financial conditions have been characterized by volatility, which in turn has resulted in volatility in commodity prices and foreign exchange rates, significant inflation, tightening of the credit market, increased counterparty risk, and volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impacts the Company’s revenues, earnings, and cash flow.
The volatility of the price of gold and the price of other metals could have a negative impact on the Company’s future operations.
The value of the Company’s Mineral Resources and future operating profit and loss is significantly impacted by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined, reduce the Company’s ability to generate cash flow to finance its operations and support development and expansion projects, or result in the write-off of assets whose value is impaired due to low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, investment and physical demand, sale of gold by central banks, and the political and economic conditions of major gold producing countries throughout the world.
In addition to adversely affecting the Company’s Mineral Reserve and Mineral Resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project, and the
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2022 Management’s Discussion and Analysis
Company may determine that it is not feasible to continue commercial production at some or all its current producing or development projects. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.
The Company regularly engages in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, however, there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. The Company’s hedging program may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases
The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.
The Company is subject to currency risks. The Company’s functional currency is the U.S. dollar, which is exposed to fluctuations against other currencies. The Company’s mining operations are located in Canada and Mexico, with additional development-stage assets in Canada, the United States, Mexico, and Türkiye, and as such many of its expenditures and obligations are denominated in Canadian dollars, Mexican pesos, and to a lesser extent Turkish lira and Euros. The Company maintains its principal office in Toronto (Canada), maintains cash accounts in U.S. dollars, Canadian dollars, Mexican pesos, and Turkish lira, and has monetary assets and liabilities in U.S. dollars and Canadian dollars, Mexican pesos, and Turkish lira.

The Company’s operating results and cash flow are significantly affected by changes in the U.S./Canadian dollar and U.S./Mexican peso exchange rates. Revenues are denominated in U.S. dollars, while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Alamos’ mines, making these mines less profitable.

From time to time the Company may engage in foreign exchange hedging transactions intended to reduce the risk associated with fluctuations in foreign exchange rates, but there is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations in exchange rates will be successful and as such, operating costs and capital expenditures may be adversely impacted.
Financial, Finance and Tax Risks
The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk, and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.
The Company’s revolving credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest.
If utilized, the Company’s failure to comply with covenants in its revolving credit facility could result in an event of default which, if not cured or waived, could result in the acceleration of such debt. The restrictions include, without limitation, restrictions on its ability to:
•Incur additional indebtedness;
•Pay dividends or make other distributions or repurchase or redeem its capital stock;
•Prepay, redeem or repurchase certain debt;
•Make loans and investments;
•Sell, transfer or otherwise dispose of assets;
•Incur or permit to exist certain liens;
•Enter into certain transactions with affiliates;
•Enter into agreements restricting its subsidiaries’ ability to pay dividends; and
•Consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.
Liquidity Risks
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable, and it is not currently known whether the Company will require external financing in future periods.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit, and
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2022 Management’s Discussion and Analysis
assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company may not be able to obtain the external financing necessary, including the issuance of shares, debt instruments or other securities convertible into shares, to continue its exploration and development activities on its mineral properties.
The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase and rely on revenues from its existing production and planned expansions and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt, or equity offerings. The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders. Further, there is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its exploration properties and carry out exploration and development on such properties, and its title interests in such properties may be adversely affected or lost entirely.
Production, Mining and Operating Risks
The Company is, and expects to continue to be, dependent on three mines for all of its commercial production.
The Young-Davidson, Island Gold, and Mulatos Mines account for all of the Company’s current commercial production and are expected to continue to account for all of its commercial production in the near term. Any adverse condition affecting mining, processing conditions, labour relations, supply chains, expansion plans, or ongoing permitting at Young-Davidson, Island Gold, or Mulatos could have a material adverse effect on the Company’s financial performance and results of operations.
Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.
The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, share price, profitability, results of operations, and financial condition. These production estimates are dependent on, among other things, the accuracy of Mineral Reserve estimates, leach pad inventory, assumptions with respect to development and expansion activities, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; continued adverse impacts resulting from COVID-19, and the potential impacts of any new epidemic or pandemic which may develop; natural phenomena (including consequences of climate change) such as inclement weather conditions, floods, droughts, wildfires, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages or permitting challenges related to power; lack of adequate housing for workers; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions or delays in production, injury or death to persons, damage, to property of the Company or others, monetary losses, and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up or expansion phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Mining operations and facilities are intensive users of electricity and carbon-based fuels. There can be no guarantee that the Company will be able to obtain all necessary permits or be able to enter into commercial arrangements for adequate electricity to conduct its future operations and expansion plans, including specifically the requirements for increased electricity capacity for any operational expansion at the Island Gold Mine. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.
The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide, and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control such as inflation and ongoing and/or future supply chain
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2022 Management’s Discussion and Analysis
challenges resulting from the COVID-19 pandemic. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Changes in key operating and capital costs could result in unexpected costs or uneconomic operations and development projects. Many of these factors are beyond the Company’s control. Without limiting the generality of the foregoing, the Company has commenced an expansion of its operations (including the installation of a shaft, paste plant, and expansion of the mill and tailings facility) at its Island Gold Mine, and is engaged in exploration and development activities at its Lynn Lake Gold Project in Manitoba. As a result of the ongoing COVID-19 pandemic and increasing economic inflation, the Company may experience significant increases in the price of labour, consumables and other raw materials and related manufactured goods, including steel. The Company may also experience delays due to any ongoing or new impacts of COVID-19 or any other epidemic or pandemic which may occur in the future on personnel and contractor availability.
Technical considerations, stakeholder engagement challenges (including as it pertains to First Nations communities surrounding Island Gold and Lynn Lake) for the expansion and exploration projects there, delays in obtaining governmental approvals, inability to obtain financing, or other factors - including specifically to the foregoing - could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.
The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations, and financial condition.
Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.
Alamos has a number of development-stage projects in Canada, Mexico, the United States, and Türkiye. Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental licences and permits, availability of adequate financing, and, in the case of the Company’s Turkish development stage projects, reaching an agreement with the Republic of Türkiye as to permitting, licensing and development. The economic feasibility of development projects is based on many factors such as estimation of Mineral Reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. The Company’s development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of Proven and Probable Mineral Reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions, and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface lands on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations and resource nationalism (including, but not limited to, regulations with respect to the environment, prices, royalties, duties, taxes, labour, permitting, restrictions on production, and quotas on exportation of minerals), fluctuations in gold prices, accidents, labour actions, and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for the Company’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, the Company’s business, results of operations, financial condition, and liquidity could be materially adversely affected.
The figures for the Company’s Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Company must continually replace Mineral Reserves depleted by production to maintain production levels over the long term. Mineral Reserves can be replaced by expanding known orebodies, locating new deposits, or making acquisitions. Exploration is highly speculative in nature. Alamos’ exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.
The Company’s Mineral Reserve and Mineral Resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from Mineral Resources or Mineral Reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that
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2022 Management’s Discussion and Analysis
can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Estimates of Mineral Resources and Mineral Reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling, and other similar examinations. Short-term factors relating to Mineral Resources and Mineral Reserves, such as the need for the orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.
Material changes in Mineral Resources and Mineral Reserves, grades, stripping ratios, or recovery rates may affect the economic viability of projects. There is a risk that depletion of Mineral Reserves will not be offset by discoveries, acquisitions, or the conversion of Mineral Resources into Mineral Reserves. The Mineral Reserve base of Alamos’ mines may decline if Mineral Reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.
Mineral Resources and Mineral Reserves are reported as general indicators of mine life. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, Mineral Reserves and grades must be considered as estimates only.
In addition, the quantity of Mineral Resources and Mineral Reserves may vary depending on metal prices. Extended declines in market prices for gold, silver, and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in Mineral Resources and Mineral Reserves, grades, or stripping ratios may affect the economic viability of the Company’s projects.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such Mineral Resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Mineral Resources constitute or will be converted into Mineral Reserves.
Legal, Permitting, Regulatory, Title and Political Risks
The Company’s operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries.
The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations in grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.
The Company’s mineral properties are located in Canada, Mexico, Türkiye, and the USA. Economic, legal, and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.
Changing laws, regulations, and restrictions relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government legislation and regulations with respect to restrictions on production, price controls, export controls, permitting, licensing, income taxes, royalties, expropriation of property, the environment (including specifically enacted legislation to address climate change), labour and mine safety. In 2021, the Mexican government announced restrictions and increased environmental reviews of the mining sector resulting in uncertainty with respect to the timing of regulatory approvals, overall permitting of future open-pit mines and a prohibition on the acquisition of new mining concessions.
The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases in income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species, and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Risk factors specific to certain jurisdictions are described throughout, including specifically: “Risks related to development-stage assets in Türkiye and related Investment Treaty Arbitration”, “Water Management at the Company’s Mining operations”, “Security in Mexico” and “The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licences are not granted.” The occurrence of the various factors and uncertainties related to economic
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2022 Management’s Discussion and Analysis
and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.
The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.
The Company requires a number of approvals, licences, and permits for various aspects of its exploration, development and expansion. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits or licences, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties, or other liabilities. It remains uncertain if the Company’s existing permits or licences may be affected in the future or if the Company will have difficulties in obtaining all necessary permits and licences that it requires for its proposed or existing mining activities.
In order to maintain mining operating and/or exploration licences in good standing, operating and/or exploration licence holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits and licences prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its licences in good standing, there is a risk that the relevant permitting and licensing authorities will not respond in a timely manner. There is no guarantee that the Company will be able to obtain the approvals, licences and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in maintaining its permits and licences in good standing.
Security in Mexico
In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations, and the theft and robbery of supply convoys, including specifically for diesel. In April 2020, the Company suffered an armed robbery at its Mulatos Mine. There were no injuries, and the value of the loss was ultimately recovered. Ore from operations at La Yaqui Grande is required to be transported by truck to Mulatos for processing, which requires the use of community roads leading to an increased risk of theft. The Company maintains insurance and takes measures to protect employees, property, and production facilities from these and other security risks. There can be no assurance, however, that security incidents will not occur in the future, or that if they do, they will not have a material adverse effect on the Company’s operations.
Risk related to development stage assets in Turkey and related Investment Treaty Arbitration
The Company indirectly through subsidiaries holds development stage mineral properties located in Türkiye. Economic and political conditions in Türkiye are adversely impacting the business activities of the Company. On October 14, 2019, the Company reported that it had suspended all construction activities at its Kirazlı Project in Türkiye pending the renewal of its mining operating licences which expired on October 13, 2019. On October 16, 2020, the Company received notice that the Turkish government would not be renewing the Company’s Forestry Permits for the Kirazlı Project because the mining operating licence had not been restored within a one-year timeframe of its expiry. The Forestry Permits and mining operating licence, among other regulatory requirements, have not subsequently been restored and there is no guarantee that the Company will ever have the required licences and permits to operate in Türkiye.
On April 20, 2021, as a result of the Turkish government’s actions in respect of the Company’s projects in the Republic of Türkiye, the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V., announced the filing of a bilateral investment treaty claim (the “BIT Claim”) against the Republic of Türkiye for expropriation and unfair and inequitable treatment, among other things. The BIT Claim was registered in June 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group). As a result, the Company incurred an after-tax impairment charge of $213.8 million in the second quarter of 2021.
The BIT Claim may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye or to put any of the Kirazli, Aği Daği or Çamyurt sites into production, resulting in the Company removing those three projects from its Total Mineral Reserves and Resources. If the BIT claim is successful, there is no certainty as to the quantum or timing of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of the Company’s assets and gold mining projects in Türkiye can only result from reaching an agreement with the Turkish government. Other factors related to the Turkish economy, including but not limited to high rates of inflation and fluctuation in the Turkish Lira may also affect the Company’s ability to effectively operate in Türkiye and could have a negative effect on overall anticipated project values.
Litigation could be brought against the Company and the resolution of current or future legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
The Company could be subject to legal claims and/or complaints and disputes that result in litigation, including unexpected environmental remediation costs, arising out of the normal course of business. The results of ongoing litigation cannot be predicted with certainty. The costs of defending and settling litigation can be significant, even for claims that Alamos believes have no merit. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow, and results of operations.
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2022 Management’s Discussion and Analysis
Some of the Company’s mineral assets are located outside of Canada and are held indirectly through foreign affiliates.
It may be difficult, if not impossible, to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company’s assets that are located outside of Canada.
Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities.
The Company’s mining, exploration, and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure, reclamation, and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure, and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is legally challenged that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect the Company’s ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration, and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration, and developmental operations or in material fines, penalties, clean-up costs, damages, and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex, and uncertain process that can cause potentially significant delays.
The Company cannot guarantee that title to its properties will not be challenged.
The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights and, as a result, the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.
Additional future property acquisitions, relocation benefits, legal and related costs may be material. The Company may need to enter into negotiations with landowners and other groups in the host communities where its projects are located in order to conduct future exploration and development work. The Company cannot currently determine the expected timing, outcome of such negotiations, or costs associated with the relocation of property owners and possessors and potential land acquisitions. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.
The Company provides significant economic and social benefits to its host communities and countries, which facilitates broad stakeholder support for its operations and projects. There is no guarantee however that local residents will support our operations or projects.
Relationships with Key Stakeholders
Indigenous title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing operations and development projects.
Governments in many jurisdictions must consult with indigenous peoples and nations with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples and nations may require accommodations, including undertakings regarding employment, training, business opportunities royalty payments, and other matters. This may affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which indigenous title is claimed, and may affect the timetable and costs of development of mineral properties or expansion of existing operations in these jurisdictions, including specifically with respect to the Company’s Island Gold Mine Phase 3+ expansion and its Lynn Lake Gold Project. Under applicable environmental and related mine permitting legislation, both Canadian federal and provincial governments may require indigenous consultation requirements beyond the scope expected by the Company. The risk of unforeseen indigenous title claims could also affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

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2022 Management’s Discussion and Analysis
The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.
The inability of the Company to maintain positive relationships with local communities and indigenous First Nations, including specifically with respect to the Company’s Canadian expansion or development-stage assets, may result in additional obstacles and timelines with respect to permitting, increased legal challenges, or other disruptive operational issues at any of the Company’s operating mines, and could have a significant adverse impact on the Company’s ability to generate cash flow, with a corresponding adverse impact to the Company’s share price and financial condition.
Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its key personnel and its relations with its employees and any labor unions that represent employees.
The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled employees.
Relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on operations. Such changes include, but are not limited to, changes in labour laws, outsourcing laws, social security laws, and employment standards. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations, and financial condition. For example, in November 2020, Mexico’s Executive Branch introduced a bill to amend various federal laws including the Federal Labour Law. This change has, for the most part, eliminated the use of service companies in Mexico, a structure commonly used in the mining sector that provides outsourced labour and required companies like Alamos to hire its employees directly, resulting in a requirement to pay profit-sharing required by Mexican laws to those employees. Based on the Company’s assessment, this change has not and is not expected to have a material impact on Alamos. Nonetheless, the risk exists that certain contractors could be deemed service companies, which could potentially have a significant financial impact. The full impact and enforcement of future changes are not known.
In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition, or results of operations.
Companies today are at much greater risk of losing control over how they are perceived as a result of social media and other web-based applications.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss, including specifically as a result of social media misinformation campaigns targeting the Company’s development projects in Türkiye, may lead to increased and continued challenges in developing and maintaining community relations, decreased investor confidence, and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows, and growth prospects.
The Company’s directors and officers may have interests that conflict with the Company’s interests.
Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as directors or officers of these other companies.
Health and Environmental Risks
Alamos’ operations may be exposed to serious illness.
Ongoing and any future impacts of COVID-19, along with any other potential serious illness, epidemic or pandemic, could have material adverse impacts on the Company’s ability to operate and meet expected timelines for development and expansion projects (e.g., the Phase 3+ expansion project at the Island Gold mine) due to employee absences, disruption in supply chains, information technology system constraints, government interventions, market volatility, overall economic uncertainty and other factors currently unknown and not anticipated. Any such disruptions could potentially cause gold sales disruptions and could impact the ability to meet production, cost, and capital guidance. Alamos’ operations are located in relatively remote areas. The Company relies on various modes of transportation to house its employees, move around its people, its product, and the necessary supplies and inputs for its operations. At both Mulatos and Island Gold, the Company has a high concentration of personnel working and residing in close proximity to one another at the mine site (camps). Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place Alamos’ workforce at risk. The Company
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2022 Management’s Discussion and Analysis
takes every precaution to strictly follow industrial hygiene and occupational health guidelines. Approximately 50% of the Island Gold workforce comes from the local communities with the other 50% housed in a camp within the town of Dubreuilville and operating on a fly-in, fly-out basis from various other regions. In 2020, the Company experienced several outbreaks of COVID-19 at its mining operations resulting in, among other things, temporary closure of mining operations. There were no closures in 2021 or 2022, however, there continues to be a risk that a virus outbreak could occur again at any operating sites or in the local community which could result in the temporary closure of the Company’s operations. If any outbreaks occur, the government could order temporary suspensions requiring a shutdown of mining operations. Consequently, there can be no assurance that COVID-19 or another infectious illness will not materially impact Alamos’ personnel and ultimately its operation, cash flows, or financial condition.
The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
The Company’s exploration and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address noise, air emissions, water discharges, waste management, management of hazardous substances, management of tailings facilities, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties, and potential for facilities to be shut-down for non-compliance, more stringent environmental assessments of proposed projects, and increasing responsibility for companies and their officers, directors, and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.
Failure to comply with such laws and regulations can have serious consequences, including damage to the Company’s reputation, stopping the Company from proceeding with the development of a project, negatively impacting the operation or further development of a mine, increasing the cost of development or production and litigation and regulatory actions against the Company. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests that are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties, and costs (such as clean-up and restoration costs) incurred related to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.
The Company’s failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide or other toxic chemicals leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the groundwater and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.
Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize the long-term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Decommissioning liabilities include requirements to control the dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance landforms and vegetation.
In order to carry out reclamation obligations arising from exploration, potential development activities, and mining operations, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.
Water management at the Company’s mining operations
The water collection, treatment, and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow, or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life, and economic damages.
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2022 Management’s Discussion and Analysis
Environmental and regulatory authorities in Mexico and Canada conduct periodic or annual inspections of the Young-Davidson, Island Gold, and Mulatos mines. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the Company’s operations as it pertains to water management.
Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations, and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.
Problems with water sources could have a negative impact on the Company’s exploration programs and future operations.
The Company may not be able to secure the water necessary to conduct its activities as planned due to the potential for competing interests and demand for water, or due to the potential impact of drought and dry spells on water availability within local river basins, lakes, or aquifers. The Company will strive to ensure that its activities do not adversely impact the natural environment, community water sources and will seek to minimize freshwater withdrawals whenever possible. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.
Climate Change Risks and Strategy
The Company’s mining and processing operations are energy-intensive, resulting in a significant carbon footprint. The Company acknowledges climate change as an international and community concern and recognizes that its operations are subject to extensive transition and physical climate-related risks. As the Company adopts the recommendations of the Taskforce on Climate-related Financial Disclosure, it has expanded its disclosure beyond climate-related risks to also address climate governance, strategy, risk management, metrics, and targets.
Transition and Physical Climate-Related Risks
Transition risks are associated with society’s transition to a low-carbon economy. These risks are highly uncertain and may have an adverse effect on Company operations. Alamos operates in Canada and Mexico where both countries are signatories to the Paris Agreement to limit the global average temperature rise below 2 degrees Celsius and pursue efforts to limit the increase to 1.5 degrees Celsius. Both Canada and Mexico have implemented regulations to monitor, report and/or reduce greenhouse gas (“GHG”) emissions, and the costs required to comply are not anticipated to have a material adverse effect on the Company’s operations. In Canada, Young-Davidson and Island Gold previously reported emissions under the Output-Based Pricing System (“OBPS”) and effective January 1, 2022, transitioned to the Ontario Emissions Performance Standard (“EPS”). The EPS sets the price of excess emission units in lockstep with the federal backstop carbon price, which was CAD $50 per tonne of carbon dioxide equivalent (“CO2e”) in 2022 and is expected to increase to CAD $170 per tonne by 2030. Both Island Gold and Young-Davidson fall significantly below the emissions threshold for covered facilities under the EPS, though benefit by voluntarily opting in and avoiding the fuel charge component of the federal carbon pollution pricing system. The Company’s planned Lynn Lake Gold Project in Northern Manitoba will be an open pit mine and once operational is expected to be a significant energy consumer and exceed the threshold for reporting under the OBPS. As such, the carbon price is a significant and growing financial risk. The life of mine carbon cost under the OBPS was initially estimated to be CAD $63 million, though the Company is actively assessing electrification opportunities that it anticipates will reduce the cost to approximately CAD $37 million.
In Mexico, a carbon tax applies to fossil fuels across all sectors at rates of approximately (for diesel) USD $3.07 per tonne of CO2e. A carbon market pilot led by the Mexican Ministry of Environment and Natural Resources (“SEMARNAT”) began in January 2020 and is planned to transition to an Emission Trading System (“ETS”) in 2023 but it is not anticipated to affect the Mulatos Mine as the ETS targets facilities generating over 100,000 tonnes CO2e per year from fixed sources. No carbon price has been established yet and the political uncertainty about future climate and energy policy is high. Costs to comply with current and future regulations are difficult to predict. Government requirements and regulations may be amended, become more stringent, or have other effects on the Company such as incremental increases in fuel prices, accelerating the adoption of lower-carbon technologies, and electrification. Difficulties in integrating new technologies with existing systems, such as electric mining equipment, or the cost and unproven nature of new technology could have a material adverse effect on the Company’s financial performance and its operational results.
Physical risks are associated with the physical effects of climate change on the Company. Physical risks can be event-driven (acute) or longer-term shifts (chronic) in climate patterns. These risks are highly uncertain, are particular to the unique geographic circumstances associated with each site and may have an adverse effect on Company operations. The Company has qualitatively assessed the impact of climate risks on its operations and development projects, using climate scenarios to project changes to climate indicators under 2˚C and 4˚C scenarios. The Company identified several risks and opportunities based on projected increases in the frequency and intensity of warm spells, cold spells, heavy precipitation, storms, wildfires, floods, and drought that can each impact Company assets and result in disruptions to mine permitting, operations, ore extraction, and mine closure, or impact employee safety and the local environment. The Company assessed risks at its Island Gold, Young-Davidson, and Mulatos mines, and one physical risk affecting the Mulatos Mine was determined to have a potential material financial impact on the Company. Mulatos is located in northwest Mexico where prolonged drought conditions are projected to increase, potentially affecting the availability of freshwater withdrawals for mining, processing, and refining activities in the dry season. In response, the Mulatos Mine is using existing water models to improve water management, updating engineering
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2022 Management’s Discussion and Analysis
models to improve water efficiency, designing a water treatment plant for La Yaqui Grande, and investigating options to reuse existing infrastructure as water reservoirs, which could increase the cost of treating water before and after use. While the Company has taken measures to mitigate the impact of weather on its operations, severe weather events and prolonged drought - particularly in northwest Mexico - could have an adverse impact on the Company’s ability to achieve production forecasts.
Climate Change Governance
The Company’s commitment to protecting and preserving land, air, water, and energy resources is stated in the Company’s Sustainability Policy. The Technical and Sustainability (“T&S”) Committee of the Board provides oversight of climate change and climate-related impacts including GHG emissions, energy use, and water management. The Vice President, Sustainability & External Affairs reports to the Chief Operating Officer and provides updates to the T&S Committee on climate-related risks, opportunities, and performance. The Company’s Sustainability Management Framework is supported by sustainability standards that have been co-developed with sites, including an Energy and Greenhouse Gas Management Standard (the “Standard”). This Standard informs the Company’s actions to reduce emission intensity, energy-related costs and mitigates risks related to climate change, energy security, supply, and cost. Accountable persons at each Company site are responsible for implementing the Standard and helping the Company meet its climate-related objectives and targets. Energy and climate performance are reported on an annual basis and included in the Company’s public Environmental, Social and Governance (“ESG”) reporting.
Climate Change Risk Management
Alamos identifies and manages major risks, including significant climate-related risks, to the Company and its mine sites. The Enterprise Risk Management (“ERM”) process provides senior management and the Board with updates on the key, material risks facing the Company along with details of the risk assessments and corresponding management plans. Climate-related risks are integrated into the Company’s ERM process.
In 2020, the Company conducted an independent climate risk assessment to identify transition and physical risks affecting Company operations and development projects. Risks were determined by literature reviews, site interviews, peer reviews, and professional experience, and then analyzed based on future climate risk (i.e., the projected changes to climate-related factors impacting the system). Two climate scenarios were used: RCP8.5 to assess physical risks to Company sites, and the IEA Sustainable Development Scenario (“SDS”) to assess transition risks to Company operations. A 20-year planning horizon was used (2030-2040), aligned with the current life of mine for Company assets and allowing for meaningful comparison of scenarios for transition and physical risks under a similar time horizon. Physical risk indicators included water stress, drought, cold and warm spells, precipitation, wind, temperature, wildfire, and floods. Transition risk indicators included GHG emission regulations, renewable electricity generation shares, cost of renewable energy, cost of abatement, cost of fuels, fossil fuel subsidies, and carbon reduction policies. Climate-related risks were validated with Company sites and management, including assessments on likelihood, consequence, risk rating, and the effectiveness of existing controls. Climate-related risks are being integrated into site and corporate risk registers for integration within strategic planning and enterprise risk management and will be periodically reviewed and assessed based on on-site changes and the availability of new, improved data.
In mid-2022, Alamos released its target to reduce absolute GHG emissions of 30% compared to its 2020/21 average base year. The Company developed an implementation roadmap to meet this target, with very specific projects identified and costed.
Insurance and Compliance Risks
The Company may not have sufficient insurance coverage.
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses, and possible legal liability.
The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation, and financial condition.
The Company’s business involves uninsurable risks.
In the course of exploration, development, and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding, and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.
The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).
The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section
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2022 Management’s Discussion and Analysis
404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
The Company may be impacted by Anti-Bribery, Anti-Corruption and related business conduct laws.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery and anti-corruption laws in other jurisdictions where the Company does business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantages. The Company’s policies, including without limitation its Anti-Bribery, Anti-Corruption and Anti-Competition policy and its Code of Business Conduct and Ethics, mandate compliance with these laws, the failure of which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position, and results of operations.
Alamos’ critical operating systems may be compromised.
Cyber threats, including fraud resulting from cyber threats, have evolved in severity, frequency, and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data or theft of sensitive data. While the Company invests in robust security systems to detect and block inappropriate or illegal access to its key systems, including supervisory control and data acquisition operating systems at its operations, and regularly reviews policies, procedures, and protocols to ensure data and system integrity, there can be no assurance that critical systems will not be inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.
Senior leadership briefs the Company’s Audit Committee on information security matters at least once a year, and annual independent audits are conducted by the Company’s auditors. Additional independent cyber-specific audits are undertaken on an as-needed basis, and the Company has retained a third party to provide 24x7 managed detection and response services across the Company’s digital environment. A formal information security training and awareness program is compiled annually and executed in segments across the business.
Mining Industry Risks
The Company is in competition with other mining companies that have greater resources and experience.
The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties, and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations.
The Company may be unable to identify opportunities to grow its business or replace depleted Mineral Reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.
As part of the Company’s business strategy, it has sought and will continue to seek new operating, development, and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues or is pursuing, on favourable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention from its management, as well as resources that otherwise could be spent on the operation and development of its existing business.
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations, and financial condition.
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2022 Management’s Discussion and Analysis
Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business and which conditions and events may not be insurable.

Mining involves various types of risks and hazards, including, but not limited to:
•Geotechnical risks, including rock falls, pit wall failures, and cave-ins;
•Environmental hazards;
•Industrial accidents;
•Metallurgical and other processing problems;
•Unusual or unexpected rock formations;
•Seismic activity;
•Flooding;
•Fires;
•Periodic interruptions due to inclement or hazardous weather conditions;
•Variations in grade, deposit size, continuity, and other geological problems;
•Mechanical equipment performance problems;
•Unavailability of materials and equipment;
•Theft of equipment, supplies, and bullion;
•Labour force disruptions;
•Civil strife; and
•Unanticipated or significant changes in the costs of supplies.
Most of these risks are beyond the Company’s control and could result in damage to, or destruction of, mineral properties, production facilities, or other properties; personal injury or death; loss of key employees; environmental damage; delays in mining; increased production costs; monetary losses; and could impact the Company’s share price and possible legal liability.
The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines.
The Company is engaged in exploration, mine development, and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied upon, and may continue to rely upon, consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop metallurgical processes to extract the metal from the ore, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of Mineral Reserves, spent costs will not usually be recoverable.
The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.
These factors may include, but are not limited to:
•The price of gold and other metals;
•The Company’s operating performance and the performance of competitors and other similar companies;
•The public’s reaction to the Company’s press releases, other public announcements, and the Company’s filings with the various securities regulatory authorities;
•Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;
•Changes in general economic conditions;
•The arrival or departure of key personnel; and
•Acquisitions, strategic alliances, or joint ventures involving the Company or its competitors.
In addition, the market price of the Company’s shares is affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource
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2022 Management’s Discussion and Analysis
sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values, or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this MD&A or documents referenced in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (note 2 and 3 to the consolidated financial statements for the year ended December 31, 2022). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “schedule”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "forecast", "budget", “target”, "goal", “on track”, “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to, expectations pertaining to: reductions in GHG emissions; increases to production, value of operation and decreases to costs resulting from intended completion of the Phase 3+ expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ expansion; approval of the Environmental Impact Study for the Lynn Lake Gold Project and the intended release of an updated feasibility study and timing related thereto; as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected exploration programs, targets and budgets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected mine life and reserve life, expected production rates, expected recoveries, sufficiency
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2022 Management’s Discussion and Analysis
of working capital for future commitments, gold prices, returns to stakeholders and other statements that express management’s expectations or estimates of future plans and performance.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the ongoing effects and potential further effects of the COVID-19 pandemic; the impact of the COVID-19 pandemic or any other new illness, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any ongoing or new regulatory responses to the COVID-19 pandemic or any other new illness, epidemic or pandemic; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V.); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ expansion project at the Island Gold mine; delays in permitting, obtaining approval of the Environmental Impact Study, completing an updated Feasibility Study, construction decisions and any development of the Lynn Lake Gold Project; delays in the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at Puerto Del Aire and changes related to the intended method of processing any ore from the deposit of Puerto Del Aire; expectations with respect to the Golden Arrow open pit project providing supplemental mill feed to the mill at the Young-Davidson mine not coming to fruition; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this MD&A may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this MD&A.

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2022 Management’s Discussion and Analysis
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.
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